November 1, 2011

Ms. Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Teléfonos de México, S.A.B. de C.V.
Schedule 14D-9s
Filed on August 10, 2011, September 15, 2011 and October 11, 2011(two)
File No. 5-60737

Dear Ms. Chalk:

On behalf of our client, Teléfonos de México, S.A.B. de C.V. (“Telmex”), we have set forth below the responses of Telmex to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Rafael Robles Miaja, dated October 19, 2011 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9, filed on October 11, 2011 (the “Schedule 14D-9). All page references in the following responses correspond to the page numbers in such Schedule 14D-9. In preparing the responses below, we have been assisted by Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for Telmex, in particular as to matters of United States law.

Concurrently with the delivery of this letter, Telmex is filing an amendment to the Schedule 14D-9, containing the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed.

General

1.	You filed a number of documents, all of them “tagged” as Schedule 14D-9s on our EDGAR system. The documents filed before the commencement of the offer for Telmex on October 11, 2011 were pre-commencement communications and therefore should have been tagged as Schedule 14D-9Cs. Only one of the documents filed on October 11, 2011 (the one that contains all of the disclosure required by each item of that Schedule) should be tagged as a Schedule 14D-9. All subsequently-filed offer materials should be tagged as amendments. Please refile these documents using the correct EDGAR tags. If you wish to have the dates on the new filings adjusted, submit a letter (via EDGAR correspondence) on your letterhead or that of Telmex requesting adjustment. After you submit the letter, notify us via email at cfitedgar@sec.gov and the appropriate staff will review and consider your request for a date adjustment.

In response to the Staff’s comment, Telmex has refiled with Schedule 14D-9C tags the pre-commencement communications that were previously filed with the Schedule 14D-9 tags and refiled the second Schedule 14D-9 filed on October 11, 2011 (containing the press release announcing the launch of the Offer) with a Schedule 14D-9/A tag.

Schedule 14D-9 filed October 11, 2011

Item 4. The Solicitation or Recommendation

2.	Article Twelve of Telmex’s bylaws requires that any person or entity wishing to make an offer for 10% or more of Telmex’s shares must first obtain the authorization of its Board of Directors. On August 8, 2011, the Telmex Board met and authorized America Movil to make the current Offer. Telmex is also taking the position that the Offer price is fair to its shareholders from a financial point of view. Under these circumstances in which it is enabling and facilitating the Offer by America Movil, it appears that Telmex is engaged in this going private transaction and must file and provide all of the disclosure required by Schedule 13E-3. Note that each filer must independently satisfy all of the filing, disclosure and dissemination requirements of Schedule 13E-3 and Rule 13e-3. In this regard, tell us in your response letter how you intend to disseminate the disclosure required by Schedule 13E-3 as to Telmex.

With the greatest respect for the Staff’s views, Telmex submits that, in light of the circumstances described below, the premise reflected in this Comment is incorrect and Telmex should not, by virtue of its actions in connection with the Offer referred to in the Comment, be considered to be “engaged” in the related “going private” transaction.

To explain our position, we think it is necessary to offer some background to the two actions referred to in the Comment as supporting the premise that Telmex is “engaged” in

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the “going private” transaction (i) the initial authorization by the Telmex board of the making of the Offer and (ii) the public disclosure of the Board’s view that the Ps. 10.50 Offer price was “fair1.”

América Móvil’s request for authorization to make the Offer was made solely to comply with Article 12 of the Telmex bylaws (copies of which, in Spanish and English, are enclosed in this letter for the Staff’s convenience).

Article 12 was included in the Telmex Bylaws consistent with provisions of the Mexican Securities Law as well as the Mexican Corporation Law that control Mexican companies. The Article provides (in part) that “as a measure to prevent the acquisition of shares that grant directly or indirectly, the control of the Corporation… the acquisition of the shares issued by the Corporation… may only be carried out subject to previous authorization from the Board of Directors if the number of shares to be …acquired… represents ten per cent (10%) or more of the [voting] shares.”

The Telmex Board granted the approval requested by América Móvil. The Board did not, however, have a free hand in deciding whether to grant or deny América Móvil’s request. Article 12 also protects the interests of the prospective sellers by further providing that “[i]f in accordance with the terms [of Article 12] the Board of Directors denies the authorization, it shall appoint one or more buyers of the shares, who shall pay the interested party the [stock market] price.” Thus, in order to deny América Móvil’s request, Telmex would have been required to put forward an alternative buyer or buyers to make a tender offer at the market price for the Telmex shares. As there was no realistic likelihood of identifying an alternative bidder (and perhaps secondarily, as the offer by América Móvil, already the controller of Telmex, presented no threat of a change in control), the Board as a practical and a legal matter, had to authorize América Móvil to make its offer. Both the request and the authorization were necessary, but under the circumstances the Board had no practical alternative but to grant the authorization.

We also note that when it authorized América Móvil to proceed with the Offer for purposes of Article 12, the Board did not express any view as to the fairness of the Offer price or any recommendation as to whether Telmex shareholders should participate in the Offer or otherwise express any qualitative view with respect to the proposed Offer.

In view of the foregoing, we submit that Telmex’s “authorization” of the Offer cannot fairly be said to reflect an effort by Telmex to enable or facilitate, and certainly not to recommend acceptance of, the Offer.

With respect to the Board’s position on the Offer price, as the Schedule 14D-9 describes, applicable Mexican law, specifically Article 101 of the Mexican Securities Law, obligates the board of directors of a public Mexican company that is the subject of a tender offer to make public (through the means provided by the stock exchange) the board’s opinion regarding the price of the offer (su opinión respecto del precio de la oferta). There are two

[1]	The precise expression of the Board’s view was that the Offer price “is supported from the financial point of view and, therefore, is fair for the shareholders of TELMEX.”

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notable points with respect to this obligation imposed on the board. First, the opinion required to be communicated is a narrow one, limited to the price of the offer. It does not, either on its face or in practice in Mexico, in contrast to the U.S. “going private” rule, encompass whether the transaction as a whole is fair or unfair or any notion of structural or procedural fairness.2

Second, Article 101 does require the Board to take a view with respect to the offer price. However, Mexican law distinguishes between the opinion regarding the price of an offer and a recommendation as to whether shareholders should accept the offer. Subject company directors are not required to make any such recommendation, one way or the other – as is the case with the U.S. Rule 13e-3, they may (and frequently do) remain agnostic.3

This is precisely what the Telmex Board chose to do. It developed and disclosed the limited opinion about price as mandated by Article 101. But it then, consciously and transparently, because it was entitled to do under Mexican law (and frankly, expected to do as a matter of Mexican business and market practice), concluded to go no further, to remain neutral and to not recommend any course of action to its shareholders. The Schedule 14D-9 explicitly and conspicuously discloses the reason for and limited nature of the Board’s action and the absence of any recommendation to securityholders either to accept or reject the Offer. We understand this approach is consistent with the Staff’s prior guidance on the question of when the subject company to a tender offer will be considered to be “engaged” in the transaction pursuant to Rule 13e-3.4

Based on the facts and discussion presented above, Telmex respectfully submits to the Staff that the Board’s actions authorizing the making of the Offer for purposes of Article 12 of the Bylaws and expressing its view as to the Offer price as required by Article 101 of the

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The Telmex Board’s conclusion that a price is “financially supportable” or “fair” reflects Mexican corporate law and market notions around the nature of fairness in the context of a tender offer and other market transactions that are different from those informing the directors of a Delaware corporation. For example, a relevant factor taken into consideration by Mexican boards is whether a proposed price would satisfy the price criteria established by the Mexican Securities Law as a prerequisite to deregistration of a public class of shares in Mexico, the Mexican equivalent to “going private.” However, these criteria look largely toward current or recent market prices or current book value and eschew notions of market or control premiums.

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Mexican takeover regulation reflects a general principle favoring target neutrality and non-obstruction. Article 101 in fact broadly requires that an issuer and its officers and directors refrain from using the corporation to hinder an offer (abstenerse de realizar actos u operaciones en perjuicio de la sociedad que tengan por objeto obstaculizar el desarrollo de la oferta). There is a school of thought in Mexico that any subject company recommendation regarding acceptance or rejection of an offer, whichever side it favors, runs afoul of both the specific and the general principle of neutrality.

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The only guidance of which we have been made aware, but which we believe is on point, is Q&A 101.03 in the Staff’s 2009 Compliance and Disclosure Interpretations which, while it makes clear that a favorable recommendation is sufficient to cause the target company to be “engaged” in the going private transaction, recognizes that a target has the option of remaining neutral.

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Mexican Securities Law, coupled with the disclosures regarding its otherwise neutral position with respect to the Offer, do not constitute a “recommendation” to securityholders to accept the Offer and do not otherwise support the conclusion that Telmex is “engaged” in the Offer for purposes of Rule 13e-3(b).

We would also like to point out to the Staff that despite Telmex’s view that Rule 13e-3 is inapplicable to it, in order to provide comprehensive information to holders of Telmex Securities considering the Offer, Telmex has included in the Schedule 14D-9 disseminated to its security holders substantially all of the disclosures that it would have been required to include pursuant to Schedule 13E-3 if it, as the subject company, were “engaged” in the Offer. Most pertinently (as it is not otherwise required by Schedule 14D-9), Telmex has included a full description of the opinion and related financial analysis of Morgan Stanley, as well as the full text of the opinion, and has filed a complete copy of Morgan Stanley’s presentation to the Telmex board as an exhibit to the Schedule. We believe that the only required information that is not currently contained in either Telmex’s Schedule 14D-9 or the Schedule TO (and related Offer to Purchase) filed by América Móvil is historical stock trading activity by Telmex and biographical information about its directors and officers; information that is readily available in Telmex’s public filings with the SEC.

3.	See our last comment above. Only persons or entities that are both bidders in a tender offer and filers in a going private transaction may jointly file a Schedule TO-T/13E-3. Therefore, it would appear that a joint filing is not appropriate in this case and Telmex should file its own Schedule 13E-3. However, your Schedule may incorporate by reference to a disclosure document filed by another filer. Please contact me at the number listed below if you have any questions.

We refer the Staff to our response to comment two.

4.	Since the Board of Directors of Telmex authorized this Offer and takes the position that the Offer price is fair, explain why Telmex is purportedly not making a recommendation to its shareholders with respect to the Offer. See Rule 14e-2(a). In every tender offer, each target security holder will be faced with a decision whether participating in the offer is consistent with that shareholder’s own particular investment goals. Therefore, it is not clear why this fact supports the Board’s unwillingness or inability to take a position with respect to this Offer once it has deemed the Offer price to be fair.

We refer the Staff to our response to comment two.

5.	On page 5, you state that in addition to the Morgan Stanley fairness opinion, the Telmex Board also took into account the “views of its Corporate Practices Committee.” Describe these views and how the Board considered and analyzed them in arriving at its determination that the Offer price is supported from financial point of view.

We clarify that the Telmex Corporate Practices Committee is a committee consisting of three current independent directors of Telmex and not an outside advisor to the Board or Telmex. In response to the Staff’s comment, Telmex has added the following paragraph under “The Solicitation or Recommendation” on page 5 as follows:

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The Telmex Corporate Practices Committee (which consists of three current independent directors of Telmex, Juan Antonio Pérez Simón, Jaime Alverde Goya and Antonio Cosío Pando) held a meeting on September 13, 2011 in advance of a Board meeting to be held the next day. At that meeting Morgan Stanley made a presentation to the Committee. In addition to considering the Morgan Stanley presentation, the Committee considered that the proposed Offer price would satisfy the price criteria established by the Mexican Securities Law as a prerequisite to deregistration of the Telmex Shares in Mexico, the Mexican equivalent to “going private.” The Mexican Securities Law provides that in order for the shares of a public Mexican company to be eligible for deregistration by the CNBV, the price offered in any tender offer preceding a deregistration application must be at least the greater of the net book value of the shares (as of the end of the fiscal quarter prior to the announcement of the offer), which the Committee observed was Ps.2.54 in the case of the Telmex Shares, and the market value of the shares (the volume weighted average price of the shares over the thirty trading days prior to the commencement of the offer), Ps. 10.41 in the case of the Offer. At a full Board meeting the following day in which the members of the Committee participated, the Committee reported that, based upon the matters considered at its meeting, its members were of the view that the Offer price was supported from a financial point of view. The Committee did not prepare or deliver any written opinion, report or analysis to the Board.

6.	See the last comment above. Describe the “other factors” the Board considered that are referenced in the same sentence.

In response to the Staff’s comment, Telmex has deleted the reference to “other factors” referenced in the Comment and confirms that the only factors considered by the Board were the factors already enumerated (as supplemented above).

7.	Explain how Telmex considered the fact that America Movil will not conduct a “squeeze out” of Telmex shareholders who elect not to participate in the Offer in assessing its fairness.

Although the Board was aware that América Móvil did not have the intention or any reasonably available means to effect a “squeeze out” of holders of Telmex Securities that do not participate in the Offer, the Board did not specifically consider this fact in arriving at its determination that the Offer price was supported from a financial point of view.

Item 8. Additional Information – Opinion of Morgan Stanley

8.	Explain why Morgan Stanley assumed that the Telmex Series A, L and AA Shares are of equivalent value in assessing the fairness of the Offer consideration. Who directed Morgan Stanley to make this assumption and why? Given the very different rights of the Series AA Shares and the fact that those shares are not included in the US Offer, why is this appropriate? How did this assumption affect the valuation?

Morgan Stanley was asked for its opinion as to whether the consideration to be received by the holders of the Telmex Securities (other than América Móvil, AT&T Inc. and

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their respective affiliates) pursuant to the Offer was fair from a financial point of view to such holders as of the date of the opinion. Based on the reasons described below, for purposes of its opinion, Morgan Stanley believed it was reasonable to assume that the Telmex Series A Shares, the Telmex Series AA Shares and the Telmex Series L Shares that are subject to the Offer are of equivalent value.

The Telmex Series A Shares, the Telmex Series AA Shares and the Telmex Series L Shares have identical economic rights under Telmex’s bylaws and differ only with respect to their voting rights and certain limitations on non-Mexican ownership of the Telmex Series AA Shares. While each Telmex Series A Share and Telmex Series AA Share entitles the holder thereof to one vote at any meeting of Telmex’s shareholders, holders of L Shares are entitled to vote only on certain limited matters.

However, as of September 14, 2011, the date of Morgan Stanley’s financial opinion, América Móvil and its affiliates had effective voting control over 90% of the total voting power of Telmex, and the remaining Telmex Series A Shares and Telmex Series AA Shares not held by América Móvil, AT&T Inc. or any of their respective affiliates represent less than 10% of the total voting power of Telmex. Based on the foregoing, América Móvil and its affiliates control the vote on any matter presented to the shareholders of Telmex, and therefore, the voting rights attached to the Telmex Series A Shares and the Telmex Series AA Shares held by unaffiliated shareholders do not confer any additional value as compared to the Telmex Series L Shares.

Morgan Stanley’s assumption as to the equivalent value of the Telmex Series A Shares, the Telmex Series AA Shares and the Telmex Series L Shares was further supported by the fact that (i) each Telmex Series AA Share or Telmex Series A Share may be exchanged at the option of the holder for one Telmex Series L Share (provided that the Telmex Series AA Shares may never represent less than 20% of Telmex’s outstanding capital stock or less than 51% of Telmex’s combined Telmex Series AA Shares and Telmex Series A Shares) and (ii) each Telmex Series L Share may be exchanged at the option of the holder for one Telmex Series AA Share (subject to limitations on non-Mexican ownership of Telmex Series AA Shares and to the requirement that the Telmex Series AA Shares and the Telmex Series A Shares together may never represent more than 51% of Telmex’s outstanding capital stock).

Based on the foregoing, Morgan Stanley considered that the assumption that the Telmex Series A Shares, the Telmex Series AA Shares and the Telmex Series L Shares that are subject to the Offer are of equivalent value was reasonable and believes it had no impact on the valuation of the Telmex Series A Shares, the Telmex Series AA Shares and the Telmex Series L Shares held by holders other than América Móvil, AT&T Inc. or any of their respective affiliates.

9.

You state that Morgan Stanley used “certain publicly available research analysts’ financial forecasts” in its fairness analysis. However, those financial forecasts were “adjusted and extrapolated per the guidance of the management of the Company.” Therefore, the projections and financial forecasts used by Morgan Stanley are not identical to those that are publicly available and must be summarized in the amended offer materials provided to

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shareholders. Your revised disclosure should also describe the material assumptions upon which the adjusted projections are based, along with any limitations on those projections.

Initially we would like to clarify for the Staff that the “adjustments” referred to in the Comment consisted of specific modifications to certain line items of the publicly available forecasts per the guidance of the management of Telmex, in particular to ensure that the information reflected the most recent available data. The modification of any specific line item, or the effect of all such modifications in the aggregate, was not material to the substance of the publicly available forecasts. Accordingly, Telmex confirms that the Publicly Available Adjusted Projections relied on by Morgan Stanley and referred to in their opinion were, in all material respects, consistent with those available to the public. Nevertheless, we have revised the disclosure on page 14 of the Schedule 14D-9 in response to the Staff’s comment to include a summary of the Publicly Available Adjusted Projections.

As a matter of its regular business practice, Telmex does not prepare financial forecasts or projections, other than ordinary course annual budgets and on occasion, when requested by its rating agencies, very limited forward looking information. It did not prepare any in connection with the Offer. There were no financial projections of Telmex prepared by its management, and consequently Telmex did not provide any such projections to either América Móvil or Morgan Stanley. To clarify this, we have revised the disclosure to amend the first paragraph on page 5 as follows:

At the August 8, 2011 meeting, in order to assist the Board in formulating the opinion required by Mexican law, the Board also authorized the officers of Telmex to engage a financial services firm to provide an opinion to the Board as to the fairness of the Offer price, and Telmex subsequently retained Morgan Stanley & Co. LLC (“Morgan Stanley”) for that purpose. As a matter of its regular business practice, Telmex does not prepare financial forecasts or projections, other than ordinary course annual budgets and on occasion, when requested by its rating agencies, very limited forward looking information. It did not prepare any in connection with the Offer. There were no financial projections of Telmex prepared by its management, and consequently Telmex did not provide any such projections to either América Móvil or Morgan Stanley.

The following text has also been added immediately before the heading “Exhibits” on page 14:

Publicly Available Adjusted Projections

For purposes of its financial analyses that require financial projections for Telmex, including its discounted cash flow analysis, Morgan Stanley relied, at the direction of Telmex, upon the Publicly Available Adjusted Projections, which were based on the forecasts included in certain publicly available research analysts’ reports relating to the Company as adjusted and extrapolated per the guidance of the management of the Company. Morgan Stanley was advised by the Company and assumed with the consent of the Company that such Publicly Available Adjusted Projections were consistent with the best currently available estimates and judgments of the management of the Company with respect to the

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future financial performance of the Company. Morgan Stanley expressed no view or opinion as to the Publicly Available Adjusted Projections or the assumptions on which they were based.

The summary of the Publicly Available Adjusted Projections is not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender Telmex Securities in the Offer, but is included because the Publicly Available Adjusted Projections were used by Morgan Stanley in performing its analyses. The Publicly Available Adjusted Projections, while presented with numerical specificity, necessarily are based on numerous variables and assumptions (including a composite of the assumptions of numerous research analysts unaffiliated with Telmex). Such assumptions are inherently uncertain and may be beyond the control of the Telmex’s management . Important factors that may affect actual results and cause the Publicly Available Adjusted Projections to not be achieved include, but are not limited to, risks and uncertainties relating to Telmex’s business including its ability to achieve strategic goals, objectives and targets over applicable periods, industry performance, expectations regarding fixed lines and broadband access, the regulatory environment, general business and economic conditions and other factors. As a result, actual results may differ materially from those contained in the Publicly Available Adjusted Projections. Accordingly, there can be no assurance that the Publicly Available Adjusted Projections will be realized. Since the Publicly Available Adjusted Projections cover multiple years, such information by its nature becomes less predictive with each successive year.

The inclusion of the Publicly Available Adjusted Projections in this Schedule 14D-9 should not be regarded as an indication that the Telmex, Morgan Stanley or any of their respective officers, directors, advisors or representatives considered or consider the Publicly Available Adjusted Projections to be predictive of actual future events, and the Publicly Available Adjusted Projections should not be relied upon as such. Neither Telmex or Morgan Stanley nor any of their respective officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Publicly Available Adjusted Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Publicly Available Adjusted Projections to reflect circumstances existing after the date the Publicly Available Adjusted Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Publicly Available Adjusted Projections are shown to be in error. The Publicly Available Adjusted Projections are not fact and neither Telmex or Morgan Stanley, nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder of the Telmex or other person regarding Telmex’s ultimate performance compared to the information contained in the Publicly Available Adjusted Projections or that forecasted results will be achieved.

The Publicly Available Adjusted Projections were not prepared with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect

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to prospective financial information or with generally accepted accounting principles. Neither Telmex’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Publicly Available Adjusted Projections, nor have they expressed any opinion or any other form of assurance on the Publicly Available Adjusted Projections or its achievability.

The following table summarizes the Publicly Available Adjusted Projections.

Publicly Available Adjusted Projections (1)

(In billions of Mexican pesos unless otherwise specified)

	2011	2012	2013	2014	2015	2016
Revenue	109.5	107.7	106.4	104.8	103.7	102.7
EBITDA	43.3	42.1	41.3	39.9	39.5	39.0
EBITDA Margin	39.5%	39.1%	38.8%	38.1%	38.1%	38.0%
Capital Expenditures	11.0	10.2	10.4	9.9	9.7	8.7

(1)	Based on the forecasts included in certain publicly available research analysts’ reports relating to the Company as adjusted and extrapolated per the guidance of the management of the Company.

In light of each of the factors described above and the uncertainties inherent in the Publicly Available Adjusted Projections, shareholders of Telmex are cautioned not to place undue, if any, reliance on the Publicly Available Adjusted Projections.

10.	See the last comment above. In your response letter, tell us whether these adjusted projections were shared with America Movil.

Telmex confirms that the Publicly Available Adjusted Projections were not shared with América Móvil.

11.	Item 1015 of Regulation M-A requires you to describe the procedures followed, findings and recommendations and bases for and methods of arriving at such findings and recommendations. A “brief summary” of your analysis will not satisfy this disclosure obligation (see page 8). Please revise to provide more detail.

We note that Item 1015(b)(6) requires a “summary” of any report, opinion or appraisal disclosed in response to Item 1015(a). We respectfully submit that the disclosure provided on pages 6-14 constitutes a fair and adequate summary of Morgan Stanley’s opinion and its presentation, complete copies of which have been filed with the Schedule 14D-9, with a level of detail consistent with that customarily included in business combination related disclosure documents pursuant to Item 1015.

Telmex has revised the first sentence under the heading “Summary of Financial Analyses” to remove the word “brief.”

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12.	Refer to page 13. If Morgan Stanley placed more weight on certain analyses and factors than others in performing its fairness analysis, please specifically describe and explain why as to each factor or analysis.

Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. A statement to this effect can be found on page 13 of the Schedule 14D-9 in the first paragraph under the sub-heading “General.”

Exhibit (a)(iv) – Morgan Stanley fairness opinion

13.	Refer to the second to last paragraph of the letter from Morgan Stanley filed as Exhibit (a)(iv) to the Schedule 14D-9. The text there states that the opinion may not be publicly filed, referred to or disclosed to any third party for any purpose except in any filing with the SEC or the Mexican authorities “if such inclusion is required by applicable law.” Revise to avoid doubts or confusion as to whether Morgan Stanley is consenting to the use of the opinion in this particular case, i.e. as an exhibit to the Schedule 14D-9 or the Schedule 13E-3 we have requested Telmex to file in response to comments above.

Telmex confirms that Morgan Stanley has consented to the description of its opinion and its presentation, and to their inclusion as exhibits, in the Schedule 14D-9.

Telmex has revised the second full paragraph under Item 8 on page 6 of the Schedule 14D-9 to add the following sentence:

Morgan Stanley has consented to the inclusion of the following description of its opinion and its presentation to the Board, and to their inclusion as exhibits to this Schedule 14D-9.

Telmex has authorized us to acknowledge on its behalf that (1) Telmex is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) Telmex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Schedule 14D-9 or these responses, please feel free to contact me at +52 (55) 1105-1301 or, if it is more convenient, feel free to contact our U.S. counsel, Daniel S. Sternberg or Nicolas Grabar of Cleary Gottlieb at (212) 225-2630 or (212) 225-2414, respectively.

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Sincerely, /s/ Rafael Robles Miaja Rafael Robles Miaja

cc:	Carlos Robles Miaja

Teléfonos de México, S.A.B. de C.V.

Daniel S. Sternberg

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

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TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BYLAWS UPDATED AS OF DECEMBER 26, 2007.

ON THE CORPORATION

NAME AND ADDRESS

FIRST.- The appearing parties hereby incorporate a Mercantile Stock Corporation with Variable Capital (“Sociedad Anónima Mercantil de Capital Variable”) called “TELEFONOS DE MEXICO”. The words “SOCIEDAD ANONIMA BURSATIL DE CAPITAL VARIABLE” or the letters “S.A.B. de C.V.” shall follow this name.

SECOND. The Corporation’s domicile is Mexico City, Federal District; however, it may set up offices, branches or agencies anywhere in the Mexican Republic or abroad.

ON THE CORPORATE PURPOSE, DURATION,

NATIONALITY AND CAPITAL STOCK

THIRD.- The corporate purpose of the Corporation shall be the following:

a) Build, install, maintain, operate and exploit a telephone and telecommunications public network to provide the public service of carrying voice, sound, data, text and image signals locally, and national and international long distance and the basic telephony public service.

b) Acquire direct ownership of real property, subject to provisions under Article 27 of the Political Constitution of the United Mexican States and the Foreign Investment Law and its Regulations.

c) Lease all kinds of property and enter all kinds of legal acts to obtain or grant the use or the use and enjoyment of the real property.

d) Acquire, sell and enter all kinds of legal acts which objective is real estate, machinery, equipment and tools that may be necessary or convenient to reach the corporate purpose.

e) Acquire, sell and enter any and all kinds of legal acts on all kinds of actions, corporate interest and participation in Mexican or foreign corporations.

f) Enter any and all legal acts which purpose is to obtain credits or rights.

g) Enter any and all legal acts related to patents, brands and trade names.

h) Provide and receive all kinds of consulting, technical, scientific and administrative consulting services.

i) Issue bonds and debentures.

j) Establish branch offices, agencies and offices in the Mexican Republic or abroad.

k) Act as agent, representative or commission agent of Mexican or foreign individuals or corporations.

l) Lend or borrow money as a loan.

m) Accept, subscribe, guarantee or endorse all kinds of credit instruments.

n) Give all kinds of securities including the making of real rights and fiduciary affectation that may be necessary and convenient to meet the corporate purpose.

ñ) Secure by any and all legal means, including the creation of rights in rem and fiduciary affectations, compliance with Mexican or foreign, individuals or corporations’ liabilities third parties, and become a joint debtor of Mexican or foreign, third parties, individuals or corporations.

o) Enter any and all acts or contracts related to the corporate purpose and which are legal for a corporation.

FOURTH.- The duration of the corporation shall be one hundred (100) years beginning on the date of this deed.

FIFTH.- This is a Mexican Corporation. All foreigners who during its incorporation or at any time thereafter acquire an interest or equity in the Corporation, by this simple act shall be considered to be Mexican regarding one and the other, and it shall be understood that they agree not to invoke the protection of their government, subject to the penalty of forfeiting such interest or equity in favor of the Mexican Nation, in the event of non-compliance with this agreement.

Regarding the validity, interpretation or compliance with the concession that the Mexican Federal Government may grant this corporation, to build, install, maintain, operate and exploit a telephone pubic network through which it shall provide the public service of carrying voice, sound, data, text and image signals locally and national and international long distance and the basic telephony public service, plus the rights or resources granted by the Mexican laws to Mexicans and therefore it binds itself to not request or accept, for all matters related to the operation and exploitation of the services given under that concession, the diplomatic intervention of a foreign country, or of any international public of private entity, subject to the penalty of forfeiting for the benefit of the Mexican Nation, all the goods and rights it has acquired to build, establish and exploit the communications network and the services under that concession.

In no event may it directly or indirectly assign, mortgage or in any way encumber or alienate the concession, the rights granted under it, the network, the buildings, stations, ancillary services, agencies or accessories, in favor of a foreign Government or State, nor accept them as partners in this corporation.

SIXTH.- The capital stock is variable, with a minimum fixed capital stock of $139’163,691.18 (one hundred thirty-nine million one hundred sixty-three thousand six hundred ninety one Mexican pesos and eighteen cents) represented by 8,114’596,082 (eight billion one hundred fourteen million five hundred ninety-six thousand eighty two) common Series “AA”, nominative, without par value shares; 461’548,312 (four hundred sixty-one million five hundred forty-eight thousand three hundred twelve) common Series “A”, nominative, without par value shares and 23,655’859,470 (twenty–three billion six hundred fifty-five million eight hundred fifty-nine thousand four hundred seventy) nominative, without par value, limited-voting Series “L” shares; all fully subscribed and paid.”

The maximum capital stock authorized may not exceed ten (10) times the minimum fixed capital. The capital stock shall be represented by Series “AA” shares which shall account for not less than 20% (twenty percent) and not more than 51% (fifty one percent) of the capital stock and they shall represent at all times not less than 51% (fifty one percent) of ordinary shares representing that capital stock. These shall be ordinary, nominative shares without par value which may only be subscribed and acquired by Mexican investors; by Series “A” shares not in excess of 19.6% (nineteen point six percent) of the capital stock and a maximum of 49% (forty nine percent) of ordinary shares into which the capital stock is divided and which shall be ordinary, nominative, unrestricted shares, and by Series “L”, unrestricted shares with limited voting rights, which together with Series “A” shares may not exceed 80% (eighty percent) of capital stock.

Every time the capital stock is increased, such increase shall be represented proportionately by Series “AA” subseries, by Series “A” subseries and by Series “L” subseries, which shall represent totally and exclusively the pertinent increase. The Corporation may issue non-subscribed shares of any series comprising the variable portion of the capital stock, and these shall be kept at the Treasury, to be distributed as the subscription is carried out.

A minimum of 51% (fifty one percent) of the ordinary shares, into which the capital stock is divided, must be subscribed by Mexican investors. These shall be Series “AA” shares. Up to 49% (forty nine percent) of the remaining shares, represented by Series “A” shares, may be acquired by Mexican investors and by foreign individuals or corporations and economic entities or by Mexican companies with foreign held majority capital interest or where foreigners have the authority, by whatever right, to control the management of the Corporation.

Series “AA” and “A” ordinary shares jointly may not represent more than 51% (fifty one percent) of the shares into which capital stock is divided.

Series “L” shares may be unrestricted and therefore may be acquired by Mexican investors or by foreign individuals or companies and economic entities or by Mexican corporations with foreign held majority capital share, or where foreigners have the authority, by whatever right, to control the management of the Corporation.

The Series “AA” shares may only be subscribed by Mexican investors and shall represent at all times, a percentage that may not be less than 20% (twenty percent) of the capital stock. The unrestricted Series “A” and Series “L” shares jointly may not represent more than 80% (eighty percent) of the capital stock.

Series “AA” shares shall only be subscribed or acquired by:

a) Mexican individuals.

b) Mexican corporations which articles of incorporation have a foreigners-exclusion clause, which partners or stockholders may only be Mexican individuals and/or Mexican corporations which articles of incorporation have, in turn, a foreigners-exclusion clause.

c) Mexican corporations which articles of incorporation set forth that at least 51% (fifty one percent) of their capital stock shall only be subscribed or acquired by (i) Mexican individuals and/or (ii) Mexican corporations which articles of incorporation have a foreigners-exclusion clause, whose partners or stockholders may only be Mexican individuals and/or corporations which articles of incorporation have, in turn, a foreigners-exclusion clause, and/or (iii) Mexican corporations that admit minority foreign participation, provided in this latter case, that the shares representing the capital stock of those corporations are listed in the Bolsa Mexicana de Valores, (Mexican Stock Exchange) S.A. de C.V., and had been listed prior to November 15 (Fifteen), 1990 (nineteen ninety).

d) Mexican credit, insurance and bond institutions, and Mexican investment companies operating pursuant to the Investment Companies Act, provided that the shares or patrimonial contribution certificates of the corresponding institution or corporation are listed in the Bolsa Mexicana de Valores, S.A. de C.V. and had been listed prior to November 15, 1990.

e) Trusts expressly approved to acquire Series “AA” shares by the pertinent authorities in accordance with the Law to Promote Mexican Investment and Regulate Foreign Investment and its Regulations, in which (i) the individuals or corporations meeting the requirements stated in paragraphs a), b) and d) hereinabove have the majority of the beneficiary rights, or (ii) Series “AA” shares subject matter of the trust represent a minority of the representative shares of such Series and have to be voted by the trustee in the same way as the majority of Series “AA” shares.

The paragraph preceding this Clause and its paragraphs a) through e) shall not be amended without previous authorization from the Secretaries of Communications and Transport and of Trade and Industrial Promotion.

Foreign Governments or States may not acquire the shares issued by the Corporation and should this occur, they shall be null and void for their holder as of the time of acquisition.

SEVENTH. All shares shall have the same rights, within their corresponding series. Each Series “AA” and “A” ordinary shares / has the right to one vote at the General Stockholders Meetings. Series “L” shares only have the limited right to vote on those matters specified in these By-laws and which shall be transcribed on the share certificates. If authorized by the Board of Directors, the share certificates shall be hand-signed by any two Directors or shall bear a printed facsimile thereof. In this latter case, the original signatures shall be filed with the Section of Commerce of the corresponding Property Registry Bureau. The share certificates shall be numbered consecutively and may cover one or several shares and shall contain dividend payment coupons. The share certificates or the provisional certificates must contain all the information th required by Article one hundred and twenty-five (125) of the General Corporations Law and also clause fifth (5th) hereof.

EIGHTH. Series “L” shares only have the right to vote on the following matters: transformation of the Corporation, merger with another Corporation as merged Corporation or merger with another Corporation as surviving Corporation when the merged corporation’s corporate purpose is not related or connected to those of the surviving Corporation and the cancellation of registration of the shares issued by the Corporation in the securities or special sections of the National Registry of Securities and in other foreign Stock Exchanges where they are listed.

Series “L” shares, on the basis of a resolution adopted by a Special Stockholders Meeting called for such purpose, shall be entitled to appoint two (2) Directors and the corresponding Alternate Directors, to sit on the Corporation’s Board of Directors.

Whomever shall be authorized therefor by the Special Stockholders Meeting referred to in the preceding paragraph shall inform in writing to the Corporation’s Chairman and/or Co-Chairman of the Board and/or the entity determined by that Stockholders Meeting, the names of the persons who have been elected by Series “L” shares to act as Directors and Alternate Directors of the Board of Directors.

NINTH. Effective on the date of this deed and at the request of the corresponding stockholders, the shares comprising the Corporation’s Series “A” shares may be exchanged at par for Series “L” shares by handing over the former to the Corporation’s Treasury and by canceling them.

TENTH. Effective January 1st, 2001 (January first, two thousand and one), at the request of the relevant stockholders, they may exchange their Series “L” shares for Series “AA” shares, if the shareholder in question is Mexican and, after complying with the requirements set forth, and to be set forth in the relevant ruling provisions, as the case may be, and if the corresponding shareholder is a foreigner, after handing them over to the Corporation’s Treasury.

In case several stockholders request an exchange of their Series “L” shares for Series “AA” shares on the same date, and there are not sufficient “AA” shares at the Corporation’s Treasury to meet such requests, the exchange shall be carried out amongst all the corresponding stockholders, in proportion to the number of shares requested by each applicant.

ELEVENTH. Effective on the date of this deed, at the request of Series “AA” stockholders, such shares may be exchanged at par for Series “L” shares, provided that after such exchange, the percentage of Series “AA” shares does not represent less than 20% (twenty percent) of the capital stock, by handing over the former to the Corporation’s Treasury.

TWELFTH. The Corporation shall maintain a Stockholders register and shall consider as owners of shares those who are so determined therein. At the request of any interested party and subject to the required proof, the Corporation must record in said register the transfers that may be carried out, provided they comply with the provisions under this Clause and all the other applicable legal provisions.

Pursuant to the terms of Article 48 (forty eight) of the Securities Market Law, therein is a measure in order to prevent the acquisition of shares that grant directly or indirectly, the Control of the Corporation to third parties or the stockholders themselves, and pursuant to Article 130 of the General Corporations Law that establishes that the acquisition of the shares issued by the Corporation, or of titles or instruments issued based on those shares, or of rights over those shares, may only be carried out subject to previous authorization from the Board of Directors if the number of shares to be assigned or acquired, in an act or several acts, without time limitations, or of a group of interrelated shareholders, acting in accord, represents ten per cent (10%) or more of the shares with voting rights issued by the Corporation.

For the purpose herein above, the individual or group of individuals interested in acquiring an equity interest equal or higher than ten per cent (10%) of the shares with voting right issued by the Corporation shall submit their authorization request in writing and addressed to the Chairman and the Secretary of the Board of Directors of the corporation. This application shall include at least the following information: (i) the number and class of shares issued by the Corporation owned by the person or group of persons that intend to carry out this acquisition; (ii) the number and class of shares subject matter of this acquisition; (iii) the identity and nationality of each one of the potential acquirers; and (iv) statement of whether there is the intention of acquiring a significant influence, pursuant to the definition of this term under the Securities Market Law, or the Control of the Corporation, pursuant to the term as defined hereinafter. The above is understood considering that the Board of Directors may request additional information it deems necessary or convenient in order to make a decision.

If in accordance with the terms under this Clause the Board of Directors denies the authorization, it shall appoint one or more buyers of the shares, who shall pay the interested party the price registered at the stock exchange. In the event that the shares have not been registered in the National Security Register, the price to be paid shall be set pursuant to the aforementioned Article 130 (one hundred and thirty) under the General Corporations Law.

The Board of Directors shall make its decision in a term not in excess of three months beginning on the date in which the corresponding application was filed or the date in which it receives the additional information it requested, as the case may be and, in any event, it shall consider the following: (i) the criteria that better serve the Corporation, its operations and the long term vision of the Corporation’s and its Subsidiaries’ activities; (ii) that one or more shareholders are not excluded from the Corporation, other than the person that intends to obtain control, of the economic benefits, which as the case may be, are generated by the application of this Clause; and (iii) that the taking of Control of the Corporation is not absolutely restricted.

The Corporation may not take measures that invalidate the exercising of the acquirer’s patrimonial rights, nor that violate the provisions under the Law for the mandatory acquisition public offerings. Nevertheless, each one of the persons that acquires shares, titles, instruments or capital stock of the Corporation, violating the paragraph herein above, shall be bound to pay liquidated damages to the Corporation for an amount equivalent to the price of the total shares, titles or instruments that represent the capital stock of the corporation, they directly or indirectly own, or which have been the subject matter of a forbidden operation. If the operations that gave place to the acquisition of a percentage of the shares, titles, instruments or rights representative of the capital stock of the Corporation are higher than 10% (ten per cent) of the capital stock, and this is done gratuitously, the liquidates damages shall be equivalent to the market value of those shares, titles or instruments, provided the authorization mentioned under this clause was not given.

While the Corporation keeps the shares issued, registered in the National Securities Register, if the transactions are carried out through the Security Exchange, the previous requirement, shall also be bound to the rules that as the case may be, are established under the Securities Market Law or those that form it, issued by the National Banking and Securities Commission. For clarity purposes, it is stated that the assignment of shares of the Corporation, that does not imply, that the same person or group of persons acting together in agreement, acquire a participation that is equal or higher than ten per cent (10%) of the shares with voting rights of the Corporation and this is done through a stock exchange, shall not require prior authorization from the Corporation’s Board of Directors.

The person or group of persons that being bound to make an acquisition public offering, do not do it or that obtain Control of the Corporation violating Article 98 of the Securities Market Law, may not exercise the partnership rights derived from the shares acquired in violation of those provisions, nor of those they acquire hereinafter when they fall under the assumed breach status, and therefore the agreements made thereof shall be void. In the event that the acquisition included all the common shares of the corporation, the holders of all the other series of shares, if any, shall have full voting rights until the corresponding offer is carried out. Acquisitions that violate provisions under Article 98 mentioned herein above shall be affected by voidable action and the person or group of persons that carry them out shall be liable before all other stockholders of the Corporation for damages and losses caused due to breach of the obligations mentioned under the applicable legal provisions.

In addition, in the case of acquisitions to be made through public offerings pursuant to the Securities Market Law, the persons acquiring them shall: (i) comply with the requirements under the ruling provisions in effect, (ii) obtain the corresponding regulatory authorizations and (iii) obtain prior authorization from the Board of Directors, to carry out any and all substitutions of shares that imply ten per cent (10%) or more of the Corporation’s capital stock shares.

Furthermore, a majority of the directors of the Board of Directors who have been elected for that position prior to there being any circumstance that could imply a Change of Control, shall grant their authorization, in writing, through a resolution adopted at a Board of Directors meeting summoned expressly therefore and pursuant to the terms of these bylaws, so that there can be a change of Control in the Corporation.

The provisions under this Clause do not preclude in any way, and are applicable in addition to the notices; notifications and/or authorizations the potential acquirers should submit or obtain pursuant to the regulating provisions in effect.

“Control” or “to control” means the capacity of a person or group of persons to carry out any of the following actions: (i) impose, directly or indirectly decisions on the General Stockholders’, or partners’ or equivalent entities’, Meetings, or appoint or dismiss most of the Directors, managers or their equivalent; (ii) hold title to the rights that directly or indirectly allow the exercise of the vote of more than fifty per cent (50%) of the capital stock; or (iii) directly or indirectly be in charge of the Corporation’s management, strategy or main policies, whether this is done through the ownership of the securities, by contract or in any other manner.

Acquisitions made in violation of the provision stated herein above may not be registered in the Corporation’s Stockholders Register Book.

The Board of Directors may determine if any person is acting jointly or in a coordinated manner for the purpose regulated under this Clause. If the Board of Directors adopts this decision, the persons in question shall be deemed to be a single person pursuant to this Clause.

While Corporation’s shares are registered in the National Securities Register, pursuant to the Securities Market Law and the general provisions thereto issued by the National Banking and Securities Commission, in case the registration of the Corporation’s shares is cancelled at the Securities Section of that Register, whether this is done by request of the Corporation itself or by resolution adopted by the National Banking and Securities Commission pursuant to the law, the Corporation binds itself to make an acquisition’s public offering pursuant to Article 108 of the Securities Market Law, exclusively addressed to the stockholders of the holders of the credit titles represented by those shares, and who are not part of the group of persons who have the Corporation’s control (i) as of the date of the requirement of the National Banking and Securities Commission in case of cancellation of the registry done pursuant to resolution of that Commission or (ii) on the date of the resolution adopted by the General Extraordinary Stockholders’ Meeting, if it is voluntary cancellation of it.

The Corporation shall place under a trust for a minimum six (6) month period, beginning on the cancellation date, the necessary funds to buy at the same price of the offer, the shares of the stockholders who did not attend the meeting or did not accept this offer, in the event that after the purchase public offer has been made and prior to the cancellation of the registry of the shares representing the capital stock of the Corporation or other securities issued based on these shares in the National Securities Register, the Corporation has been unable obtain 100% (one hundred per cent) of the capital stock paid.

The purchase public offering mentioned herein above shall be made at least at the higher price of: (i) the quotation value and (ii) the book value of the shares or titles representing those shares in accordance with the last quarterly report submitted to this Commission and to the stock exchange before the offering begins, which may be adjusted when this value has been modified in accordance with criteria applicable to the determination of relevant information, in which case, the most recent information the Corporation has shall be taken into account, together with a certification made by an empowered executive of the Corporation, regarding the determination of that book value.

For the purpose hereinabove, the quotation value shall be the average weighted price by volume of the transactions that have been carried out during the last thirty (30) days in which the shares of the Corporation or credit titles that represent those shares were traded, prior to the beginning of the offer for a period that may not be longer than six (6) months. If the number of days in which those shares or titles representing those shares have been traded, during the period mentioned herein above, is less than thirty (30), the days in which they were actually traded shall be taken into account. If the shares have not been traded at all during that period, the book value shall be taken into account.

The National Banking and Securities Commission, upon resolving the authorization of the purchase public offer with the intent to cancel the aforementioned registry, may authorize a different price. It shall not be necessary to carry out the public bid if the consent of all the stockholders for the cancellation is accredited. Asides from any other requirement established under the Securities Market Law and other applicable provisions to that effect, in order to cancel the registration required in the National Securities Register of the Corporation’s shares, the following are necessary: (i) prior approval of the National Banking and Securities Commission and (ii) the resolution of the Extraordinary Stockholders’ Meeting with a minimum voting quorum of 95% (ninety five per cent) of the capital stock.

Corporations controlled by the Corporation may not directly or indirectly acquire, shares representing the Capital Stock, or credit titles that represent those shares, except if the acquisitions are made through mutual funds.

THIRTEENTH.- The variable capital of the corporation may be increased or decreased without having to amend the bylaws, and the only formality being that the increases or decreases be resolved at the Extraordinary Stockholders Meeting and that they be registered before Notary Public, without having to certify the corresponding deed testimony in the Commerce Section of the corresponding Property and Commerce Public Registry; except when the stockholders exercise their withdrawal right, or in the case of the increases or decreases referred to in Article 56 of the Securities Market Law, in which cases the approval or certification mentioned hereinabove will not be necessary.

The minimum fixed capital of the Corporation may not be increased or decreased unless it is resolved at an Extraordinary Stockholders Meeting and the corresponding bylaws are amended, except when the increases or decreases are as provided under Article 56 of the Securities Market Law.

All capital increases or decreases shall be registered in the Book carried therefor by the Corporation.

A capital stock increase may not be decreed unless all the shares previously issued by the Corporation are fully subscribed and paid.

The Corporation may issue non-subscribed shares for their subsequent placement amongst the public pursuant to the terms and conditions foreseen therefor under Article 53 of the Securities Market Law.

When the capital stock is increased, all stockholders shall enjoy preferential rights to subscribe the shares issued or outstanding, based on the number of the corresponding Series’ shares they hold. The right granted in this paragraph shall be exercised within the thirty (30) calendar days following the day in which the corresponding resolutions are published in the Federal Official Gazette and in another major newspaper in Mexico City, Federal District. This preferential subscription right shall not be applicable in the cases of capital increases derived from the absorption by merger of one or more corporations; the conversion of debentures into shares; the placement of shares acquired by the Corporation that represent its capital stock, pursuant to the terms of Article 56 of the Securities Market Law and these bylaws; the capitalization of the shares premiums; undistributed earnings and reserves and other patrimony items; of public offerings of shares pursuant to the terms of the last paragraph of Article 53 of the Securities Market Law, and any other case where the Law allows the non application of the right in question.

A reduction in the variable portion of the capital stock shall be made by proportionately amortizing the shares’ series into which the capital stock is divided, by the amortization of complete shares, by reimbursing them to the stockholders at the market value in the Stock Exchange on the day in which the corresponding capital stock reduction is decreed. The stockholders shall have the right to request at the corresponding Stockholders Meeting, the proportional amortization of the shares in question and, if no agreement is reached for that purpose, the shares to be amortized shall be determined by draw before Notary Public or public brokers.

After the shares to be amortized have been determined, a notice shall be published in the Federal Official Gazette and in another major newspaper of Mexico City, Federal District, stating the number of shares to be withdrawn from the market and the number of share certificates that consequently have to be cancelled or, as the case may be, exchanged and the credit institution in which the amount reimbursed is deposited, and this deposit shall be available to the stockholders as of the date the notice is published onward, without bearing any interest.

The Corporation may acquire shares representing its capital stock, or the credit titles that represent those shares, without applying the prohibition established in the first paragraph of Article 134 of the General Corporations Law and the Corporation should therefor meet to that effect, the requirements and all other applicable provisions under Article 56 of the Securities Market Law. For the Corporation to be able to acquire its own shares, it shall be necessary for the Ordinary General Stockholders’ Meeting to expressly agree, for each fiscal year, the maximum treasury amount to be destined to buy back its own shares or credit titles that represent those shares. The only limitation would be that the sum of the funds to be destined to this end, in no case may exceed the total balance of the Corporation’s net profits, including retained earnings. Assuming that the acquisition is made with a charge to the stockholders’ equity, the Corporation may keep its shares, without having to make a capital stock reduction, or rather, if it makes it with a charge to the capital stock, the shares shall become non-subscribed shares that it shall keep at the treasury, without the need to have a Stockholders’ Meeting resolution. Its own shares or the credit titles that represent those shares that belong to the Corporation, or as the case may be, the non-subscribed shares issued kept at the treasury, may be placed amongst the investing public, and therefor, it shall not be necessary to have a Stockholders’ Meeting resolution of a Board of Directors’ resolution. While the shares belong to the Corporation, they may not be represented or voted in the Stockholders’ Meetings, no social or economic rights of any kind be exercised.

FOURTEENTH. The stockholders of the variable part of the capital stock shall not have the withdrawal rights referred to under Article 220 of the General Corporations Law.

ON THE GENERAL STOCKHOLDERS’ MEETINGS

FIFTEENTH. The General Stockholders’ Meting is the supreme body of the Corporation, and all others are subordinate to it.

SIXTEENTH. Stockholders Meetings shall be Ordinary or Extraordinary and they shall be held at the Corporation’s domicile. The Extraordinary Stockholders’ Meetings shall be those which shall deal with all matters listed in Article one hundred and eighty-two (182) of the General Corporations Law and the cancellation of the registration of shares issued or to be issued by the Corporation in the National Securities Register on in foreign stock exchanges in which the shares into which the capital stock are registered and all other Stockholders’ Meetings shall be Ordinary Stockholders’ Meetings. The Meetings shall only discuss items included in the Agenda.

Special Meetings held by Series “L” stockholders for the purpose of electing the two members of the Board of Directors to which they are entitled, must be annually summoned by the Board of Directors, to be held before the General Ordinary Stockholders’ Meeting. Special Meetings of Series “L” stockholders held exclusively to appoint the members of the Board of Directors they are entitled to, shall be ruled by the conditions set forth in these Bylaws for General Ordinary Stockholders’ Meetings summoned on second call pursuant to the terms under Clause Twenty-Three (23) of these bylaws.

SEVENTEENTH. The Ordinary Stockholders Meeting shall be held at least once a year, within four (4) months following the end of the corresponding fiscal year, and in addition to items listed in the Agenda, shall deal with matters listed under Article one hundred and eighty-one (181) of the General Corporations Law. The Extraordinary Stockholders Meeting, in addition to provisions under the General Corporations Law, shall meet as follows: a) to approve the transactions, as the case may be, to be carried out by the Corporation or the corporations controlled by it, during a fiscal year, when the represent 20% (twenty per cent or more of the consolidated assets of the Corporation based on the figures corresponding to the immediately prior quarter to the closing, regardless of the manner in which they are executed, whether simultaneously or successively, but which due to its characteristics may be considered to be a single operation. The stockholders that own the shares with voting rights may vote on those Stockholders’ Meetings, although limited or restricted; and b) Comply with any and all other obligations that, as the case may be, are legally required. The Extraordinary Stockholders’ Meeting shall meet provided there is an issue it is responsible for, of those under Article one hundred and eighty-two (182) of the General Corporations Law or the cancellation of the registration in the National Securities Register or foreign stock exchanges where the shares into which the capital stock is divided are listed, of shares issued or to be issued by the Corporation.

EIGHTEENTH. The Stockholders Meetings shall be summoned by the Board of Directors, the Chairman of the Board of Directors, the Co-Chairman of the Board of Directors if this is position is filled, or by the Committee or Committees that perform the Corporation’s and audit functions, or by the Chairmen of those committees, or by the secretary of the Board of Directors, or by the judicial authority, as the case may be. The stockholders, owners of those shares with voting rights, even if the rights are limited or restricted, that individually or as a group hold ten per cent (10%) of the Corporation’s capital stock shall have the right to request from the Chairman of the Board of Directors or the Committees that carry out the functions of the Corporation’s and audit practices, at any time, summon a General Stockholders’ Meeting without having to apply thereto the percentage mentioned under Article 184 of the General Corporations Law.

In addition, the stockholders who own at least one share with voting rights, shall have the right to request a Stockholders’ Meeting be summoned in the cases and pursuant to the terms foreseen under Article 185 of the General Corporations’ Law.

NINETEENTH. The Stockholders Meetings shall be summoned by a notice published, indistinctly, in the Federal Official Gazette or in one of the major newspapers of Mexico City, Federal District, provided this is done at least fifteen (15) calendar days in advance to the date when the meeting shall be held.

The Stockholders of the Corporation shall have the right to have available to them, at the Corporation’s office, the information and the documents related to each one of the items in the corresponding agenda of the Stockholders’ Meetings, free of charge an at least fifteen (15) calendar days in advance to the date of the Stockholders’ Meeting, and of prevent that issues under the heading of general or equivalent be discussed at the General Stockholders’ Meetings.

TWENTIETH. The call of the Meeting must state the place, date and hour at which the meeting will be held, the agenda and the signature of the person or persons calling the Meeting. It shall be understood that if Management is calling the Meeting, it shall suffice that the Secretary of the Board or its delegate appointed thereto by the Board itself, to sign it and that if the Committee or Committees that carry out the corporation’s or audit functions call it, it shall suffice to have Committee Chairman sign it in each case in question or he delegate appointed thereto by the Committee in question.

TWENTY-FIRST. A Stockholders’ Meeting may be held without previous notice, as long as all the shares with voting rights on the matters to be discussed and into which capital stock is divided are represented.

TWENTY-SECOND. The Ordinary Stockholders Meeting held at first call shall be considered legally called to order, when at least half of the ordinary shares representing the capital stock are represented, and its resolutions shall be valid if they are passed by majority vote of those present.

TWENTY-THIRD. If the Ordinary Stockholders Meeting could not be held on the date set, a second notice shall be published stating such circumstance and setting a new date, at least seven (7) calendar days after the date set for the first call, and the meeting shall pass resolutions on the items included in the agenda, by majority vote, regardless of the number of ordinary shares represented therein.

TWENTY FOURTH. The Extraordinary Stockholders Meetings held at first summon, for the purpose of discussing issues where Series “L” shares have no voting power, shall be considered legally called to order if at least three quarters of the common shares with voting power on the issues to be debated, of those into which the capital stock is divided, is represented and its resolutions shall be passed if adopted by at least the majority of common shares with voting rights, of the total shares into which the capital stock is divided.

The Extraordinary Stockholders Meetings summoned to discuss any of the issues on which Series “L” shares are entitled to vote, shall be considered legally called to order if, at least, three fourths (3/4) of the capital stock are represented and the resolutions shall be adopted by the vote of the shares representing the majority of the capital stock.

In Extraordinary Stockholders Meetings subsequently summoned to resolve issues on which Series “L” shares have no voting rights, shall be considered legally called to order if, at least, the majority of the common shares with voting rights on the issues for which it was summoned is represented, and its resolutions shall be valid if adopted at least by the number of common shares representing the majority capital stock with voting rights on the issues for which it was called.

In subsequent summons for Extraordinary Stockholders Meetings, called to solve issues in which the Series “L” shares have voting rights, these shall be legally called to order if they are least represented by the majority of the capital stock and their resolutions shall be valid if adopted at least by the number of shares representing the aforementioned number of shares into which the capital stock is divided.

For the resolutions adopted at the Extraordinary Stockholders Meetings held as a result of first or subsequent summons to discuss any issue in which Series “L” shares have voting rights to be legally passed, besides all other requirements established in the paragraphs hereinabove, it shall be necessary that they be passed by the majority of the common Series “AA” and “A” shares into which the capital stock is divided.

For Extraordinary and also for Special Stockholders Meetings, if the Stockholders Meeting cannot be held on the day set therefor, a second call shall be made pursuant to the terms and conditions established in Clause Twenty third (23) of these Bylaws.

Pursuant to the terms of provisions under the last paragraph of Article 54 of the Securities Market Law, the shares with limited or restricted vote will only be counted to legally hold the Stockholders’ Meetings to which their holders should be summoned in order to exercise their voting rights.

The stockholders with voting rights, even if the rights are limited or restricted, and individually or jointly hold at least 20% (twenty per cent) of the capital stock, may legally challenge the resolutions of the General Stockholders’ Meetings, on which they have voting rights, and the percentage referred to under Article 201 of the General Corporations Law shall not be applicable. Except for the percentage mentioned herein above, in all cases shall the requirements under Articles 201 and 202 of the General Corporations Law shall be met in order to exercise the opposition right referred to herein above.

TWENTY-FIFTH. For the stockholders to be entitled to attend the Meetings and to vote thereat, they must deposit their share certificates or provisional certificates, as the case may be, with the Secretary of the Company, at least one (1) day prior to the Meeting and obtain the necessary admission card. They may also deposit their shares certificates at a Mexican or foreign credit institution or at a Mexican brokerage house and, in this event, to obtain the admission card, they must submit to the Secretary of the Company a certificate from such institution evidencing the deposit of the share certificates and the obligation of the credit institution, brokerage house, or deposit institution to keep the certificates on deposit until the Board of Directors Secretary informs them that the Meeting has been adjourned. The Secretary of the Company shall give the stockholders an admission card stating the name of the shareholder, the number of shares deposited and the number of votes to which it is entitled by virtue of such shares.

TWENTY-SIXTH. The stockholders may be represented at the Stockholders Meetings by attorneys-in-fact appointed through a proxy letter, and it is understood that Directors of the Board of Directors or the Chief Executive Officer of the Corporation may not exercise the orders.

In addition to the above, the shareholders may be represented at the Stockholders’ Meetings, by individuals that accredit their legal status with powers of attorney formats prepared by the Corporation and that it makes available to them through the securities market intermediaries or at the Corporation itself, at least fifteen (15) calendar days in advance to the Stockholders’ Meeting. These formats shall at least meet the following requirements: a) State in a notorious manner the name of the Corporation, and also the respective Agenda, and b) Have space for the instructions given by the grantor in order to exercise the power of attorney.

The Secretary of the Board of Directors of the Corporation shall be bound to ascertain abidance with the provisions herein above are complied with and to report the results thereof to the Stockholders’ Meeting, and this shall be stated in the corresponding minutes.

The directors of the Board of Directors, the Chief Executive Officer and the individual appointed by the firm that provides the External Audit services, may attend the Stockholders’ Meetings of the Corporation.

TWENTY-SEVENTH. The Stockholders’ Meeting shall be chaired by the Chairman or Co-Chairman of the Board and, in their absence, indistinctly by one of the Vice-Chairmen and in the absence of both, by any of the Mexican Directors present and all of there are absent by the person appointed by the stockholders present or represented at the Stockholders’ Meeting. The Secretary of the Board or the Alternate Secretary shall act as such and, in they are absent, the person appointed by the acting Chairman.

TWENTY-EIGHTH. At the beginning of the Stockholders’ Meeting, whomever chairs it shall appoint two tellers to count the shares represented thereat. These tellers shall prepare a roster with the names of the stockholders attending or represented and the number of the shares deposited by each of them in order to attend the Meeting.

TWENTY-NINTH. If at a legally convened Meeting there is not sufficient time to discuss all the matters for which it was called, it may be adjourned and continued during the following days without the need of a new notice, provided it is so resolved by the number of votes required to validly pass resolutions at that meeting.

Resolutions passed at the adjourned meeting shall be valid if approved by the number of votes required by these Bylaws for such purposes.

The stockholders that own the shares with voting rights, even if limited or restricted, and which individually or jointly hold 10% (ten per cent) of the capital stock of the Corporation, shall have the right to request that the voting on any issue they feel they are not well informed, be postponed only once, for three calendar days and without the need to call again; the percentage applicable mentioned under Article 199 of the General Corporations’ Law shall not be applicable thereto.

THIRTIETH. Minutes of the Meeting shall be drawn up after each Stockholders’ Meeting, and they shall record the resolutions adopted and shall be posted in the corresponding minutes book and shall be signed at least by the Chairman and by the Secretary of he Stockholders’ Meeting, for all the corresponding purposes.

ON THE CORPORATION’S MANAGEMENT

THIRTY FIRST. The Corporation shall entrust its management to a Board of Directors and a Chief Executive Officer that will perform their corresponding legal and statutory functions.

The Board of Directors shall be integrated by a maximum of 21 (twenty one) Directors, as may be determined by the Ordinary Stockholders’ Meeting, of which, at least 25% (twenty five per cent) shall be independent pursuant to provisions under Articles 24 and 26 of the Securities Market Law.

Article 26 of the Securities Market Law shall comply with in selecting and qualifying the Independent Directors. The Independent Directors that during their tenure stop having those qualifications, shall inform it to the Board of Directors no later than in the following Board Meeting.

For each Director appointed an Alternate Director may be appointed, and it is understood that the Alternate Directors of the Independent Directors shall have the same qualifications. Most of the members and alternate members of the Board of Directors shall be at all times Mexican nationals and shall be appointed by Mexican stockholders. The directors and alternate directors shall be appointed by majority vote of the common “AA” and “A” Series shares into which the capital stock is divided and two directors and the remaining alternate directors, by majority vote of the “L” Series shares of the capital stock.

The members of the Board of Directors need not be stockholders and shall meet the requirements provided for under the Securities Market Law. Pursuant to the terms of Section I of Article 50 of the Securities Market Law, the stockholders of the shares with voting right, even if limited or restricted, which individually or jointly own ten per cent (10%) of the capital stock of the Corporation shall have the right to appoint and revoke in a General Stockholders’ Meeting a director of the Board of Directors.

The stockholder or stockholders that exercise the right to appoint a director of the Board of Directors pursuant to the terms set in the paragraph herein above, may no longer exercise their voting right to appoint Directors and their corresponding alternate directors, majority has to appoint; and majority shall only have the right to appoint the number of missing Directors that it has the right to appoint. The appointment of a Director appointed by the minority, may only be revoked by the other stockholders hen in turn the appointment of all the other Directors is revoked, in which case, the directors revoked may not be appointed as such during the immediate following twelve months as of the date in which they were revoked.

The Directors shall be appointed for one year and shall continue to perform their duties, even after the term for which they have been appointed has ended, or because they have resigned to their position, up to a thirty (30) calendar day term, when the substitute has not been appointed and whether the substitute takes or not office, and they shall not be bound to provisions under Article 154 of the General Corporations Law.

Directors may be reelected and shall receive the remuneration set by the General Stockholders’ Meeting.

The Board of Directors may appoint provisional Directors, without the intervention of the Stockholders’ Meeting, when one of the assumptions set in the paragraph herein above or in Article 155 of the General Corporations Law is updated. The Corporation’s Stockholders’ Meeting shall ratify those appointments or shall appoint the alternate Directors in the Stockholders’ Meeting following that event, respecting at all times the minorities’ rights under the provisions of Article 50, Section I of the Securities Market Law.

THIRTY-SECOND. Neither the members of the Board of Directors nor the Alternate Directors, nor the Executive Committee of any other Committee members, nor the administrators and managers, as the case may be, shall submit a bond to guarantee their compliance with the inherent responsibilities in performing their duties, except if the entity that appointed them establishes this obligation.

The stockholders that individually or jointly own voting right shares, even if limited or restricted, that represent at least five per cent (5%) or more of the capital stock, may exercise the liability option set under Article 38 of the Securities Market Law, derived from the acts referred to under Article 38 of the Securities Market Law, derived from the acts referred to under Chapter II of Title II, of the aforementioned law.

Pursuant to the terms of the Securities Market Law, the liabilities lies in indemnifying for damages and losses caused to the Corporation or to the corporations controlled by it or on which has significant influence, due to lack of diligence of the Directors of the Board of Directors, of the Secretary or Alternate Secretary of that entity of the corporation derived from the acts carried out or the decisions adopted by the Board of those that are not made because this organism cannot meet legally and in general terms due to lack of diligence, in no event may it exceed in one or more occasions and for each fiscal year, the amount equivalent to the total net fees that those Board directors and officers have received as such from the Corporation, and, as the case may be, from the corporations that it controls or those corporations in which I has significant influence, in the twelve months before the fault in question. It is understood that the above refers to the limitation to the indemnity amount contained in this paragraph, and it shall not be applicable in the case of fraud or bad faith actions, or of illegal acts pursuant to the Securities Market Law or other laws.

In any event the Corporation shall indemnify and hold harmless the Directors, the Secretary, the Alternate Secretary, of that Board and the relevant executives, of any and all liabilities they incur before third parties in the due performance of their function and shall cover the indemnity amount for the damages caused third parties, by their actions, unless it is fraud or bad faith acts, or illegal acts pursuant to the Securities Market Law and other laws.

THIRTY THIRD. The Board of Directors shall meet at least four times during each fiscal year in Mexico City or in another place in the Mexican Republic determined therefor, and on the dates set for that purpose by the Board itself. The Chairman or Co-Chairman of the Board, or its Secretary or Alternate Secretary of that collegiate body shall call the Directors of the Board.

In addition to the regular meetings mentioned herein above, the Board may hold extraordinary meetings. In any event the Chairman of the Board of Directors or the Chairman or Chairmen of the Committee or Committees that carry out the Corporation’s and audit functions, and also 25% of the corporation’s Directors may call a Board Meeting and include in the items under the Agenda those issues they deem pertinent. This call shall be made to its members using any written mean at least five (5) days in advance, and it will be done through the Secretary or the Alternate Secretary of the Board of Directors.

The Corporation’s external auditor may be summoned to the Board of Directors Meeting, as a guest with voice by no vote and he shall abstain from being present in those items in the Agenda where he could have a conflict of interest or may commit his independence.

The Board of Directors Meetings shall be indistinctly chaired by the Chairman or the Co-Chairman of the Board, and if they are absent, indistinctly by one of the Vice-Chairmen, and if they are absent by any of the Mexican Directors appointed by the Directors attending the meeting in question. The Secretary and the Alternate Secretary of the Board shall act as Secretary and if they are absent, the person appointed by the Directors.

The summons to the Board of Directors meetings shall include the agenda the meeting shall strictly follow. The Board shall act validly provided the majority of its members and present and provided the attendees are mostly Mexican, and its resolutions shall be valid if adopted by majority of votes of the Directors attending the meeting. If there is a tie, the Chairman of the Board of Directors shall have a deciding vote.

It is expressly established that one of the powers of the Board of Directors is to contract any and all kinds of debt, in any market in Mexico or abroad.

In order to solve all issues related to items (1) and (12) of Clause Fortieth (40th), the Board of Directors shall previously consult with the Executive Committee. Therefor, the Executive Committee shall be bound to send its recommendations in a period not in excess of ten (10) calendar days counted from the day the Board, the Chairman of the Board of Directors or the Chairman or Co-Chairman or the CEO of the Corporation made the requirement. If the Executive Committee does not send its recommendations within the term established or if the members of the Committee do not reach an agreement in a properly called Committee meeting, then the Board of Directors shall settle all issues, even if there is no recommendation from the Executive Committee.

Notwithstanding the above, if the majority of the members of the Board of Directors or a corporation entity, including the CEO, determines in good faith that the matter being reviewed by the Executive Committee cannot wait to be reviewed and studied until the next meeting because time is of essence, then this specific issue may be resolved by the Board and/or an entity in the organization including the CEO, without the Executive Committee’s recommendation.

THIRTY-FOURTH. After every Board of Directors meeting, the corresponding minutes of said meeting shall be drawn up, stating the resolutions adopted. Those minutes shall be recorded in the corresponding minutes book and shall be signed by the Chairman and Secretary of the meeting in question, for all corresponding purposes.

In accordance with the last paragraph of Article 143 of the General Corporations Law, the Board of Directors may validly adopt resolutions and it is not necessary for its directors to meet personally in an official meeting; the Executive Committee can act likewise. The resolutions adopted off Meetings, shall be approved, in all cases, by the favorable vote of all the members of that Board or, in case of temporary or definitive absence or disability of one director, with the favorable vote of the corresponding alternate member, in accordance with the following provisions:

I. The Chairman or the Co-Chairman or one of the Vice-Chairmen, of their own initiative or at the request of any two directors of the Board of Directors or the Executive Committee, shall inform all the corresponding members, or as the case may be, the corresponding alternate members of the entity in question, verbally or in writing and using the way they may deem convenient, of the resolutions to be adopted off the meeting and reasons that justify this procedure. Also, the Chairman or Co-Chairman shall provide all of them, at their request, all the documents and clarifications required thereto. The Chairman or Co-Chairman or any Vice-Chairman may be helped by one or more members of the Board of Directors or the Executive Committee selected by him, or the Secretary or the Alternate Secretary in order to make the communications mentioned hereinabove.

II. If all the Board of Directors or the Executive Committee members, or as the case may be, of the Alternate members which vote is required, verbally tell the Chairman, the co-Chairman or the members assisting him, their consent with the agreements or resolutions submitted to their consideration, they shall set their consent in writing no later than two (2) working days after the date in which they stated the above, in the way established in the following Section III. The written confirmation shall be sent to the Chairman or the Co-Chairman or to the Secretary or the Alternate Secretary by mail, telex, telefax, telegram or courier, or by any other means that guarantees that it be received no later than two working days later.

III. For the purposes under Section II above, the Chairman or Co-Chairman shall send in writing to each one of the members of the entity in question, whether directly or through the persons assisting them, an official draft of the minutes of the agreements or resolutions to be adopted off-Meeting and all other documents deemed necessary, so that, as the case may be, after the required amendments are made, the draft of the minutes in question is sent again to the Chairman or Co-chairman, Secretary or Alternate Secretary, duly signed in conformity at the end of the document, by each one of the Board or Executive Committee Members, as the case may be.

IV. After the Chairman or Co-chairman, the Secretary or the Alternate Secretary receive confirmations in writing from all the members of the entity in question, they shall immediate register the approved minutes in the corresponding Minutes Book, which shall include all the resolutions adopted and which shall be legalized by the signature of the Chairman and the Secretary. The date of the minutes mentioned shall be the date in which verbal or written consent was obtained from all the members in question, even if at that time all the written confirmations have not yet been received, and which once received shall be integrated into a file to be opened therefor by the Corporation.

ON THE BOARD OF DIRECTORS POWERS

THIRTY-FIFTH. In the first meeting held after the Stockholders’ Meeting that appointed the Board of directors is held, or in any other Meeting held, or in other meeting held, shall appoint a Chairman from its members, and shall also appoint a Secretary; It may appoint if deemed pertinent, a Co-Chairman, one or several Vice-Chairmen, a Treasurer an Alternate Treasurer and an Alternate Secretary and also other members of the Board of Directors that this body deems necessary, including of an honorary or for life nature, assuming the Chairman, and as the case may be, the Co-Chairman and the Vice-Chairman or Vice-Chairmen should be members of the Board of Directors and the Secretary, the Treasurer, the Alternate Secretary and the Alternate Treasurer are not par of that body. The members of the Board of Directors will hold office until their successors have been elected and take office and perform the functions inherent to the corresponding positions. Any officer may be removed from office without stating the cause via resolution of the Board of Directors. The Co-Chairman, if any, may cover temporary or definitive absence of the Chairman, and of there is no Co-Chairman, they shall indistinctly be covered by one of the Vice-Chairmen if any. All the above notwithstanding that the Board of Directors may appoint at all times, from one of the Directors appointed by at least the majority of the common actions, the Mexican Director to temporarily or definitively substitute the Chairman. If a Co-Chairman is appointed and is definitively absent from the meetings, the person who at the proper time and manner is appointed by the Board of Directors shall fill the position. Temporary of definitive absence of the Treasurer and Secretary will be covered, respectively, by the Alternate Treasurer and Alternate Secretary, if any, and if there are none, or if they are absent by the persons appointed by the Board of Directors. The Board may also create committees or special commissions additional to those contemplated under the Securities Market Law and these Bylaws, setting their powers and their obligations and remunerations which as the case may be, are received by their members. The Directors, Alternate Directors, Chairman and Co-Chairman of the Board of Directors, the Vice-Chairmen, the Treasurer, the Secretary, the Alternate Secretary and all other officers of this body which may have been appointed, as the case may be, by the mere fact of their appointment shall not have the power to give a testimony to a civil action, and therefore they shall be impaired to absolve positions in representation of the Corporation in any and all trials or proceedings of which it is part of. This power shall exclusively correspond to the attorneys-in- fact of the Corporation to whom this power was expressly given.

Pursuant to the terms under Article 28 of the Securities Market Law, the Board of Directors shall be in charge of the following matters:

I. Establish the general strategies to manage the Corporation’s business and of the corporations it controls.

II. Surveil the management and steering of the Corporation and the corporations controlled by it, considering the relevant of the latter in the financial, administrative and legal situation of the Corporation and also the performance of the relevant executives.

III. Approve, with the prior opinion of the corresponding competent Committee:

a) The policies and guidelines for the use and enjoyment of the goods forming the Corporation’s patrimony and also that of the corporations it controls by the related parties.

b) The operations, individually with each of the related parties, it intends to carry out with the Corporation or corporations it controls.

The operations herein below shall not require approval of the Board of directors, provided they comply with the policies and guidelines approved therefor by the Board of Directors:

1. The operations that based on the corresponding amount, lack relevance for the Corporation or the corporations it controls.

2. The operations carried out between the Corporation and the corporations it controls or on which it has significant influence of amongst any of them, provided that:

i) They are of a normal or usual for the business.

ii) Are considered to have been made at market prices or supported on valuations made by expert external agents.

3. The operations made with employees, provided they are carried out under the same conditions, as would be done with any other customer or as a result of fringe benefits of a general nature.

c) The transactions that are simultaneously or consecutively carried out, or that due to their characteristics may be considered to be a single operation or that are deemed to be a single operation and that can be carried out by the Corporation or corporations it controls, during a fiscal year, when they are unusual or non recurrent, or its amount represents, based on the corresponding figures as of the closing of the immediately prior quarter in any of the following assumptions:

1. The acquisition or alienation of goods with equal or higher than 5% (five per cent) value of the consolidated assets of the Corporation.

2. The granting of security or assumption of liabilities for a total amount equal or higher than 5% (five per cent) of the consolidated assets of the Corporation.

Investments in debt securities or in banking instruments are exempt, provided they care carried out in accordance with the corresponding policies approved by the Board of Directors.

d) The appointment, election and, as the case may be, dismissal of the Chief Executive Officer of the Corporation and its integral salary, as well as the policies for the appointment and integral salary of the other relevant officers.

e) The policies to grant mutual, loans or any kind of credits or collaterals to the related parties.

f) The waivers for a Board, relevant officer or person with command power, to benefit from the business opportunities himself or by third parties, which correspond to the Corporation or corporations controlled by it or on which have significant influence. The waivers for transactions which amount is less than the one set in paragraph c) of this Clause, may be delegated in one of the Corporation’s Committees in charge of the audit or Corporation’s functions.

g) The guidelines on the internal control and internal audit of the Corporation and the corporations it controls.

h) The Corporation’s accounting policies, adjusting to the accounting principles recognized or acknowledge by the National Banking and Securities Commission by general provisions.

i) The Corporation’s financial statements.

j) The contracting of the corporation that provides the External Audit services, and as the case may be, of additional or supplementary to External Audit services.

The decisions of the Board of Directors are not in agreement with the opinion of the corresponding Committee, this Committee should order the Chief Executive Officer to disclose this circumstance to the investing public, through the stock exchange in which the shares of the Corporation or the credit titles that represent them are traded, abiding by the terms and conditions this stock exchange sets in its internal regulations.

IV. Submit the following to the General Stockholders’ Meeting held due to the closing of the fiscal year:

a) The reports referred to under Article 43 of the Securities Market Law.

b) The report prepared by the Chief Executive Office pursuant to provisions under Article 44, Section XI of the aforementioned Securities Market Law, together with the External Auditor’s opinion.

c) The Board of Directors’ opinion on the content of the Chief Executive Officer’s report, mentioned in the paragraph herein above.

d) The report Article 172, paragraph b) of the General Corporations Law refers to which includes the main accounting and information policies and criteria followed to prepare the financial information.

e) The report on operations and activities in which it participated pursuant to provisions under the Securities Market Law.

V. Follow-up the main risks to which the Corporation and the corporations it controls are exposed, identifying them based on the information presented by the Committees, the Chief Executive Officer and the firm that provides the External Audit Services, and also the accounting, internal control and internal audit, recording, filing of information systems and these and that one, what can be carried out through the Committee exercising these audit functions.

VI. Approve the information and communication policies with the stockholders and the market and also with Directors and relevant directors, in order to comply with provisions under the Securities Market Law.

VII. Determine the corresponding actions in order to remedy the irregularities it knows about and implement the corresponding corrective measures.

VIII. Grant powers to the Chief Executive Officer and set the terms and conditions he shall comply with in exercising the powers on acts of ownership.

IX. Order the Chief Executive Officer to disclose to the public the relevant events he knows about. The above, notwithstanding the Chief Executive Officer’s obligation referred to in Article 44, Section V of the Securities Market Law.

X. All others established by the Securities Market Law or foreseen in these bylaws of those that are assigned to it by the Corporation’s General Stockholders’ Meeting.

The Board of Directors shall be responsible for surveiling compliance with the resolutions adopted at the Stockholders’ Meetings, and it may do so through the Committee exercising the audit functions.

THIRTY SIXTH. The Board of Directors shall have the broadest powers for the good management of the Corporation’s businesses, and a very broad power for suits and collections, to manage assets and to exercise acts of ownership, without limitations, namely, with all the general and special powers that require a special clause in accordance with the law, pursuant to the first three (3) paragraphs of Article two thousand five hundred and fifty four of the Federal District Civil Code, and the corresponding Articles of the Federal Civil Code and of the corresponding Civil Codes of all the States in the Mexican Republic; including the powers listed in Article two thousand five hundred and eighty seven of the same ruling and the corresponding Articles. Without limitations, the following powers are expressly given to it:

I.	Represent the Corporation before all kinds of Federal, State or Local authorities; represent the Corporation before all kinds of national or foreign individuals or corporations; represent the Corporation before Federal or Local Conciliation Boards and Federal or Local Conciliation and Arbitrage Boards, with express powers for all issues under Sections II and III of Article 692 of the Federal Labor Law, in accordance with Articles 786 and 876 of the same Law; and therefore it is expressly empowered to absolve and articulate positions in the name and on behalf of the Corporation, conciliate, agree upon, establish conventions and file claims and lawsuits, file and drop all kinds of trials and remedies, even the “amparo” (constitutional relief) trial, and represent the Corporation before all kinds of judicial, administrative or any other authority that may engage in hearing labor disputes; file “amparo” lawsuits and, as the case may be, drop the cases, file claims and as the case may be, grant pardon; file claims and become assistants of the Attorney’s Office, relinquish, agree upon, bind in arbitrage, absolve and articulate positions; recuse and receive payments.

II.	Grant, subscribe, endorse, protest and guarantee all kinds of credit instruments.

III.	Appoint the officers, employees, managers and proxies of the Corporation as determined by the Board of Directors itself, to whom their duties, obligations and remuneration shall be assigned.

IV.	Establish or close offices, branch offices or agencies.

V.	Acquire shares, equity interests and securities issued by third parties and exercise preferential rights on those shares or equity interests of other corporations.

VI.	Enter, amend, terminate and rescind contracts.

VII.	In the Corporation’s name accept mandates from Mexican or foreign individuals or corporations.

VIII.	Open bank accounts and withdraw deposits from them and appoint the persons authorized to use the corporate signature, to deposit in those bank accounts and withdraw deposits from them, pursuant to limitations set by the Board of Directors.

IX.	Create real and property guarantees and fiduciary forfeiture to guarantee corporate liabilities and become a joint and several debtor and guarantor and in general terms, bound to comply with third parties’ liabilities and establish real property guarantees and fiduciary forfeiture to assure compliance with these liabilities.

X.	Award, substitute, and delegate general and special powers for all acts of ownership, which shall be granted to be exercised jointly by at least two individuals and award, substitute, and delegate general and special powers for acts of administration and for claims and collections, to be exercised jointly and severally, as determined by the Board itself, and revoke powers; provided the Board is not totally substituted in its functions; and the Board may in turn totally or partially transmit to the third parties to whom it grants them, the powers to award, substitute, and delegate the powers included in this paragraph, under the form and terms it may deem convenient, provided that this does not totally substitute the Board in its functions.

XI.	Grant powers to award, subscribe, endorse and guarantee all kinds of credit instruments, being it understood that the power to endorse credit instruments shall always be granted and shall be exercised jointly by at least two persons.

XII.	Summon Stockholders Meetings.

XIII.	Enter any and all legal acts and adopt any and all resolutions that may be necessary or convenient to attain the social purpose.

ON THE CHAIRMAN, CO-CHAIRMAN AND VICE-CHAIRMEN

THIRTY SEVENTH. The Chairman of the Board of Directors shall be appointed from amongst the Mexican Directors appointed by at least the majority of the common shares, and will enjoy the powers granted him by the Board of Directors or by the Stockholders’ Meeting of the Company, the Bylaws and the Law, and without limitations, will chair the Stockholders’ and Board of Directors Meetings, shall be the Board of Directors representative, and shall sign at least jointly with the Secretary the Stockholders’ Meetings and Board of directors minutes he chairs. The Chairman of the Board will have a deciding vote when there is a tie. The Co-Chairman shall be appointed from amongst the Mexican Directors appointed at least by the majority of the common shares, and shall have the same powers as the Chairman, except for those powers that the Board of Directors or the Corporation’s Stockholders’ Meeting, these Bylaws or the Law, reserve fort the Chairman; and in the event of temporary or definitive absence of the Chairman of the Board, pursuant to the terms established under Clause Thirty Fifth of these bylaws. The Vice-Chairman or Vice-Chairmen shall be appointed from one of the Mexican Directors appointed by at least the majority of the common shares. If the Chairman of the Board is temporarily or definitively absent, and if no Co-Chairman has been appointed, the functions of the former shall be performed with the same powers, indistinctly by one of the Vice-Chairmen in the order and pursuant to the terms established in these Bylaws.

ON THE SECRETARY OF THE BOARD OF DIRECTORS

AND THE TREASURER

THIRTY-EIGHTH. The Treasurer shall have the powers given to him by the Board of Directors or the Corporation’s Stockholders’ Meeting, these Bylaws and the Law and without limitations, he will surveil the Minutes Books are well done, and in one of them all the Stockholders’ Meetings minutes shall be recorded and in the other one the Board of Directors’ Meetings minutes, and shall sign together with at least the Chairman, the corresponding Stockholders’ Meetings minutes and the Board of Directors minutes in which he acted as Secretary. If he is absent, the Alternate Secretary, if any, shall take his place, and in his absence the person appointed by the Chairman in office.

The Treasurer shall have the attributions given to him by the Board of Directors and the Alternate Treasurer may substitute him in case he is absent, and if the Alternate Treasurer is absent, the person appointed by the Board of Directors.

ON THE CHIEF EXECUTIVE OFFICER

THIRTY NINE. The management, leading and execution of the business functions Corporation and the corporations it controls, shall be the Chief Executive Officer’s responsibilities, pursuant to Article 44 of the Securities Market Law, abiding therefor, by the strategies, policies and guidelines approved by the Board of Directors.

The Board of Directors shall grant the Chief Executive Officer the necessary or convenient powers to comply with its functions, and shall set the terms and conditions to which he will adjust.

Notwithstanding what has been previously mentioned, the Chief Executive Officer shall:

I. Submit to the approval of the Board of Directors the business strategies of the Corporation and corporations it controls, based on the information provided by the latter.

II. Comply with the resolutions of the Stockholders and Board of Directors Meetings, pursuant to the instructions that, as the case may be, are given by the Stockholders’ Meetings and the aforementioned Board of Directors.

III. Propose to the Committee to carry out the audit functions, the internal control and internal audit systems’ guidelines and the corporations it controls, and also to execute the guidelines approved therefor by the aforementioned Corporation’s Board of Directors.

IV. Subscribe the Corporation’s relevant information, together with the relevant officers in charge of preparing them, in their area of competence.

V. Disclose the relevant information and events that have to be disclosed to the public, abiding therefor by provisions under the Securities Market Law.

VI. Comply with the provisions on entering acquisition and placement of the Corporation’s own shares operations.

VII. Exercise personally or through an empowered delegate, in his area of competence or in accordance with instructions received from the Board of Directors, the corrective and of responsibility actions that may apply.

VIII. Verify that the capital contributions made by the partners are carried out.

IX. Comply with the legal and statutory requirements set on the dividends paid to the Stockholders.

X. Guarantee that the accounting, recording, filing and information systems of the Corporation are maintained.

XI. Prepare and file to the Board of Directors the report referred to in Article 172 of the General Corporations Law, except for provisions under paragraph b) of the same Article.

XII. Set the mechanisms and internal controls that allow to verify that the acts and operation of the Corporation an corporations controlled by it, have complied with the applicable rulings and also follow up on the results of those mechanisms and internal control and take the necessary measures, as the case may be.

XIII. Exercise acts of responsibility referred to by the Securities Market Law, and against related or third parties that supposedly could have damaged the Corporations of the corporations it controls or those in which it has significant influence, except if by decision of the Corporation’s Board of Directors and prior opinion of the Committee in charge of the audit functions, the damage caused is not relevant.

XIV. Exercise the other functions set by the Securities Market Law or foreseen in these Bylaws of entrusted by the Stockholders’ Meetings or the Corporation’s Board of Directors in accordance with the functions assigned to it by that law.

ON THE EXECUTIVE COMMITTEE

FORTIETH. The Stockholders Meeting, through the favorable vote of the majority of the common shares representing the capital stock, shall appoint from amongst the members of the Board of Directors, the Executive Committee which shall be integrated by the number of members, and as the case may be, alternate members determined by the Stockholders’ Meeting. The majority of the members of the Executive Committee shall be of Mexican nationality and shall be appointed by the Mexican stockholders by the positive vote of the majority of the common shares representing the capital stock.

The Executive Committee is a delegate organism of the Board of Directors and shall have the powers established in Clause thirty-sixth of these Bylaws, with the exception of the one included in paragraph XII of that Clause, in that the powers granted to the Executive Committee shall not include those solely reserved by the Law or the Bylaws to another body in the Corporation. The Executive Committee may not delegate all its powers to one or more proxies or delegates. Subject to these bylaws, the Executive Committee shall specifically examine initially and approve, or as the case may be, submit to the Board of Directors for its approval, recommendations on the following issues:

1.	All amendments, changes or other modifications or integral reform to these Bylaws;

2.	The issuance, authorization, cancellation, alteration, modification, reclassification, amortization or any change to or related to any security representing the capital stock of the Corporation or any of its Subsidiaries;

3.	The sale or other dispositions (except for inventories, obsolete assets or transfers in the ordinary course of business of the Corporation or of any subsidiary) of, or levying a lien (except for the liens resulting from the law) in, all assets of the Corporation or its Subsidiaries with a value in excess of or the equivalent of $300 (three hundred) million U. S. Dollars, currency of legal tender in the United States of America;

4.	To begin a new line of business, or purchase an equity interest in another person or corporation by the Corporation, or its Subsidiaries for/or for an amount in excess of the equivalent in Mexican pesos of $100 (one hundred) million U.S. Dollars, currency of legal tender in the United States of America;

5.	Discussion of the capital expenditures annual budget;

6.	Revision and consideration of all transactions related to additional net debt, loans or credits obtained by the Corporation or its subsidiaries, new, in excess of the equivalent in Mexican pesos of $300 (three hundred) million U. S. Dollars, currency of legal tender in the United States of America or a new rollover credit facility for the Corporation or any of its Subsidiaries, allowing an aggregate loan amount in one single occasion in excess of the equivalent in Mexican pesos of $300 (three hundred) million U. S. Dollars, currency of legal tender in the United States of America;

7.	Discussion of the business plan or the annual budget;

8.	Revision and consideration of the Corporation’s Chief Executive Officer;

9.	Merger, consolidation or any other similar transaction that affects the Corporation or its Subsidiaries;

10.	Enter contracts or transactions, in or for the direct benefit of a Series “AA” stockholder or its affiliates, if that transaction is not contemplated within the policies adopted by the Executive Committee;

11.	Discussion of the Corporation’s policy on dividends; and

12.	The assignment of important trade names and significant brands of the good will associated to them.

The Board of Directors or the Executive Committee may, indistinctly solve the issues hereinabove.

The Executive Committee shall validly operate provided the majority of its members concur and provided the majority of members appointed by Mexican stockholders are present, and their resolutions shall be valid if adopted by majority of votes of those attending the meeting. The members of the Executive Committee shall make their best effort to reach common positions in the issues submitted to them.

In case of tie, the Chairman of the Committee shall have a deciding vote.

The Executive Committee shall meet as frequently as needed in order to be permanently involved in the issues of their competence. In any event, the Committee shall meet when it is deemed necessary but at least before each Board of Directors Meeting. Its members shall be called at least five (5) calendar days in advance (through telefax and courier) and it is understood that a shorter period of time may be used or this requirement may be omitted if approved by all the Executive Committee members. The summon shall contain, amongst other things, an agenda stating in detail all the issues to be discussed at the meeting and shall be accompanied by copies of the relevant papers to be discussed at the Meeting. If an Executive Committee Meeting is called and an issue not included in the summon or on which no relevant papers were delivered to the members of the Executive Committee is discussed and no unanimous resolution is reached, then the discussion of the item shall be deferred to the following regular Executive Committee Meeting, or until it is unanimously resolved or the requirements mentioned are corrected.

Notwithstanding the above, if the majority of the Executive Committee members in good faith determines that the subject to be reviewed by the Executive Committee cannot wait to be reviewed and considered until the next regular Executive Committee Meeting, because time is essential, then this issue in particular may be solved by simple majority of those present and shall be discussed with all the Committee members before a resolution is adopted and the perspective of each Committee member shall be reflected in the minutes of the following regular Committee Meeting.

The Executive Committee shall create its own work regulations, based on these Bylaws, and it shall be submitted for approval to the Board of Directors.

The Executive Committee shall inform the Board of Directors how it has exercised its powers, in the meetings it holds.

ON THE SURVEILANCE OF THE CORPORATION AND OF THE COMMITTEE

OR COMMITTEES WITH CORPORATE AND AUDIT FUNCTIONS.

FORTY-FIRST. The management, steering and execution surveillance of the Corporation and corporations it controls, considering how relevant the latter may be in the financial, administrative and legal situation of the former, shall be carried by the Board of Directors through the Committees it creates to carry out the activities on Corporate and audit practice issues, and also by the firm doing the External Audit of the Corporation, each one within the are of its own competence, pursuant to provisions under the Securities Market Law.

Pursuant to provisions under Article 41 of the Securities Market Law, the Corporation is not bound to provisions under Article 91, Section V, of the General Corporations Law, nor by Articles 164 through 171 and 172, last paragraph, 173 and 176 of the latter Law, and therefore, in a general manner, the Corporation shall not have one or several Statutory Examiners, nor shall the legal provisions on the appointment or performance of the duties shall be applicable.

FORTY-SECOND. In performing the functions assigned to it by the Securities Market Law, the Board of Directors will have the assistance or one or more Committees established thereto. The Committee or Committees that perform the corporate or audit functions, referred to under the Securities Market Law, shall be exclusively formed by Independent Members and a minimum of three members appointed by the Board of Directors, upon that body Chairman’s proposal, and it will be applicable on its integration as per provisions under Article 25 of the Securities Market Law.

When due to any cause the minimum number of the Committee members that performs the audit functions is missing and the Board of Directors has not appointed provisional members pursuant to provisions under Article 24 of the Securities Market Law, any stockholder may request the Chairman of the aforementioned Board to call, within three (3) calendar days, a General Stockholders’ Meeting for it to make the corresponding appointment. If the call is not made in the period mentioned, any stockholder may go to the judicial authorities corresponding to the Corporation’s address, to make the call. If the Meeting does not meet or if it meets, it does not make the appointment, the judicial authority of the Corporation’s address, at the request and proposal of any stockholder, shall appoint the corresponding members, and they shall be in office until the General Stockholders’ Meeting makes the definitive appointment.

The Board of Directors, in performing its surveillance activities, shall be assisted by the Committee or Committees in charge of developing its (their) activities on corporate and audit matters as foreseen by Article 42 of the Securities Market Law. The Committee or Committees mentioned may also exercise the other activities on those matters established by the Law, or foreseen in these Bylaws or entrusted to it (them) by the Board of Directors, in accordance with the functions this legal ruling assigns it (them). The Board of Directors may assign, as the case may, additional functions on other matters to the Committees referred to under this Clause.

The chairmen of the Committees that exercise their corporate or audit functions shall be appointed and/or removed from their position exclusively by the General Stockholders’ Meeting. These chairmen may not chair the Board of Directors and they shall be selected based on their experience, their known capacity and professional prestige. In addition, they shall prepare an annual report on the activities that correspond to those bodies and submit to the Board of Directors. All that pursuant to provisions under Article 43 of the Securities Market Law.

In preparing the reports mentioned herein above, and also the opinions mentioned under Article 42 of the Securities Market Law, the Committees with coporate and audit functions shall listed to the relevant officers and, if there is a difference of opinion with the latter, they shall incorporate these differences in the aforementioned reports and opinions.

The Committees with corporate and audit functions may meet whenever they deem it convenient and they can be summoned by their Corporation Chairman, Secretary or Alternate Secretary.

The hold the ordinary and extraordinary meetings of the Committees referred to herein above, it is necessary for the majority of the members to be present and the decisions shall be adopted by the favorable vote of most of the members present.

ON FISCAL YEARS AND THE ANNUAL DOCUMENTATION

TO THE STOCKHOLDERS’ MEETINGS

FORTY THIRD. The fiscal years will be of twelve months and will run from January first through December thirty first of each year.

FORTY FOURTH. Pursuant to the terms under Section IV of Article 28 of the Securities Market Law, the Board of Directors shall present to the General Stockholders’ Meeting held due to the closing of each fiscal year:

a) The reports of the Chairman or Chairmen of the Committees with corporate and audit functions, referred to under Article 43 of the Securities Market Law.

b) The report to be prepared by the Chief Executive Officer in accordance with Article 44, Section XI of the Securities Market Law, together with the opinion of the External Auditor.

c) The Board of Directors’ opinion on the content of the Chief Executive Officer’s report referred to in the paragraph herein above.

d) The Board’s report referred to under Article 172, paragraph b) of the General Corporations Law which includes the main accounting and information policies and criteria followed by the preparation of the financial information.

e) The report on the operations and activities in which the Board of Directors took part as foreseen under the Securities Market Law.

RESERVE FUND AND PROFITS AND LOSSES DISTRIBUTION MANNER

FORTY FIFTH. The net profits reported in the financial statements, as the case may be, after they have been approved by the Ordinary Annual Stockholders’ Meeting shall be distributed as follows:

a) In the first place a 5% (five per cent) is set aside for the creation or recreation of a legal reserve fund, until it presents an amount that is equal to the fifth part of the capital stock.

b) Subsequently the amount resolved by the General Stockholders’ Meeting, as the case may be, shall be set aside to create the extraordinary, special or additional funds deemed convenient.

c) The amounts agreed upon by the Stockholders’ Meeting shall be set aside to create or increase general or special reserves.

d) The remaining profits may be distributed as dividends to the stockholders, proportionate to the number of shares they own, and which form the capital stock.

Dividends shall be paid in exchange for the corresponding coupons, unless the Stockholders’ Meeting resolves on other means of verification. Dividends not collected in five years counted from the date, in which the corresponding payment is to be made, shall prescribe in favor of the Corporation.

If there are losses, these shall be borne by the Stockholders prorated to the respective number of their shares, but always limited to the Stockholders’ obligation to pay their subscription amounts, and no additional payment can be demanded from them.

ON THE CAUSES FOR DISSOLUTION

FORTY SIXTH. The Corporation shall be dissolved:

I.	By maturity of the duration term established in this deed.

II.	Impossibility to continue to carry out the main purpose of the Corporation.

III.	By resolution of the partners adopted in accordance with the articles of incorporation and the law.

IV.	Because there are less than two stockholders, that is the minimum required by law.

V.	Due to loss of two thirds (2/3) of the capital stock.

ON THE BASIS FOR LIQUIDATION

OF THE FOUNDING PARTNERS AND GENERAL PROVISIONS

FORTY-SEVENTH. Once the dissolution has been agreed upon, the Company shall be liquidated and the Extraordinary Stockholders’ Meeting, by majority vote of ordinary shares, shall appoint one or more liquidators, who shall be the Company’s representatives, and shall have the powers and obligations established under Article two hundred and forty two of the General Corporations Law. In due time, they must proceed to distribute the amounts remaining, amongst the stockholders in accordance with Articles two hundred and forty-seven and two hundred and forty-eight of the Law.

FORTY-EIGHT. The founding partners reserve no rights for them.

FORTY-NINTH. While the Corporation’s shares are registered in the National Securities Register, they shall be subject to special provisions under the Securities Market Law and on those issues not included therein, according to the General Corporations Law.

FIFTIETH. Any dispute that may arise from entering, interpreting and complying with this agreement, whereof the Corporation is a party, shall be submitted to the Federal courts of the United Mexican States.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ESTATUTOS SOCIALES ACTUALIZADOS AL 26 DE DICIEMBRE DE 2007.

DE LA DENOMINACIÓN Y

DEL DOMICILIO DE LA SOCIEDAD

PRIMERA.- Los comparecientes constituyen una Sociedad Anónima Mercantil de Capital Variable que se denomina “TELÉFONOS DE MÉXICO”. Esta denominación irá seguida de las palabras “SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE” o de sus abreviaturas “S.A.B. de C.V.”

SEGUNDA.- El domicilio de la sociedad es la Ciudad de México, Distrito Federal, sin embargo podrá establecer oficinas, sucursales o agencias en cualquier parte de la República Mexicana y en el extranjero.

DE LOS OBJETOS, LA DURACIÓN,

LA NACIONALIDAD Y DEL CAPITAL SOCIAL

TERCERA.- Los objetos de la sociedad son los siguientes:

a) Construir, instalar, mantener, operar y explotar una red pública telefónica y de telecomunicaciones para prestar el servicio público de conducción de señales de voz, sonidos, datos, textos e imágenes a nivel local y de larga distancia nacional e internacional y el servicio público de telefonía básica.

b) Adquirir el dominio directo sobre bienes inmuebles, sujeto a lo previsto en el art. 27 de la Constitución Política de los Estados Unidos Mexicanos y en la Ley de Inversión Extranjera y su Reglamento.

c) Arrendar toda clase de bienes inmuebles y celebrar toda clase de actos jurídicos por los que se obtenga o se conceda el uso o el uso y goce de bienes inmuebles.

d) Adquirir, enajenar y celebrar cualesquiera otros actos jurídicos que tengan por objeto bienes muebles, maquinaria, equipo y herramientas que sean necesarios o convenientes para alcanzar los objetos sociales.

e) Adquirir, enajenar y celebrar cualesquiera otros actos jurídicos respecto de toda clase de acciones, partes sociales y participaciones sociales en sociedades mexicanas o extranjeras.

f) Celebrar cualesquiera actos jurídicos que tengan por objeto créditos o derechos.

g) Celebrar cualesquiera actos jurídicos relacionados con patentes, marcas y nombres comerciales.

h) Prestar y recibir toda clase de servicios de asesoría y asistencia técnica, científica y administrativa.

i) Emitir bonos y obligaciones.

j) Establecer sucursales, agencias y oficinas en la República Mexicana o en el extranjero.

k) Obrar como agente, representante o comisionista de personas o empresas, ya sean mexicanas o extranjeras.

l) Dar o tomar dinero a título de préstamo.

m) Aceptar, suscribir, avalar y endosar toda clase de títulos de crédito.

n) Otorgar toda clase de garantías, incluyendo la constitución de derechos reales y afectaciones fiduciarias que sean necesarias o convenientes para alcanzar los objetos sociales.

ñ) Garantizar, por cualquier medio legal, incluyendo la constitución de derechos reales y afectaciones fiduciarias, el cumplimiento de obligaciones de terceras personas, físicas o morales, nacionales o extranjeras y constituirse como deudor solidario de terceras personas, físicas o morales, nacionales o extranjeras.

o) Celebrar cualquier acto o contrato que se relacione con los objetos sociales y que sea lícito para una sociedad anónima.

CUARTA.- La duración de la sociedad será de cien años contados a partir de la fecha de esta escritura.

QUINTA.- Esta sociedad es mexicana. Todo extranjero que en el acto de la constitución o en cualquier tiempo ulterior adquiera un interés o participación social en la sociedad se considerará por ese simple hecho como mexicano respecto de uno y otra y se entenderá que conviene en no invocar la protección de su Gobierno, bajo la pena, en caso de faltar a su convenio, de perder dicho interés o participación en beneficio de la Nación Mexicana.

Esta sociedad no tendrá en relación a la validez, interpretación o cumplimiento de la concesión que en su caso le otorgue el Gobierno Federal Mexicano para construir, instalar, mantener, operar y explotar una red pública telefónica

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por medio de la que preste el servicio público de conducción de señales de voz, sonidos, datos, textos e imágenes a nivel local y de larga distancia nacional e internacional y el servicio público de telefonía básica, más derechos o recursos que los que las leyes mexicanas conceden a los mexicanos y por lo consiguiente, se compromete a no pedir ni aceptar para todo lo relativo a la operación y explotación de los servicios que en dicha concesión se consignen, la intervención diplomática de algún país extranjero, ni la de cualquier organismo público o privado de carácter internacional, bajo la pena de perder, en beneficio de la Nación Mexicana, todos los bienes y derechos que hubiese adquirido para construir, establecer y explotar la vía de comunicación y los servicios concesionados.

En ningún caso se podrá, directa o indirectamente, ceder, hipotecar, ni en manera alguna gravar o enajenar la concesión, los derechos en ella conferidos, la vía, edificios, estaciones, servicios auxiliares, dependencias o accesorios, a ningún Gobierno o Estado extranjero, ni admitirlos como socios de esta sociedad.

SEXTA.- El capital social es variable, con un mínimo fijo de $139´163,691.18 M.N. (ciento treinta y nueve millones ciento sesenta y tres mil seiscientos noventa y un pesos 18/100 moneda nacional), representado por 8,114´596,082 (ocho mil ciento catorce millones quinientos noventa y seis mil ochenta y dos) acciones ordinarias, de la Serie “AA”, nominativas, sin expresión de valor nominal, 461´548,312 (cuatrocientos sesenta y un millones quinientos cuarenta y ocho mil trescientos doce) acciones ordinarias, de la Serie “A”, nominativas, sin expresión de valor nominal y 23,655´859,470 (veintitrés mil seiscientos cincuenta y cinco millones ochocientos cincuenta y nueve mil cuatrocientos setenta) acciones nominativas, de la Serie “L”, sin expresión de valor nominal, de voto limitado; todas ellas íntegramente suscritas y pagadas.

El capital máximo autorizado no podrá exceder diez veces el importe del capital mínimo fijo. El capital social estará representado por acciones de la Serie “AA”, en un porcentaje no menor de 20% (veinte por ciento) y no mayor al 51% (cincuenta y uno por ciento) del capital social y que representarán en todo tiempo no menos del 51% (cincuenta y uno por ciento) de las acciones ordinarias que representen dicho capital social, que serán acciones ordinarias, nominativas y sin valor nominal, que sólo podrán ser suscritas, y adquiridas por inversionistas mexicanos; por acciones de la Serie “A”, en un porcentaje que no exceda del 19.6% (diecinueve punto seis por ciento) del capital social y en un porcentaje que no exceda del 49% (cuarenta y nueve por ciento) de las acciones ordinarias en que se divida el capital social, que serán acciones ordinarias, nominativas y de libre suscripción y por acciones de la Serie “L”, de voto limitado y de libre suscripción, en un porcentaje que, junto con las acciones de la Serie “A”, no excedan del 80% (ochenta por ciento) del capital social.

Cada vez que se incremente el capital social, el aumento correspondiente estará representado proporcionalmente por una subserie de la Serie “AA”, por una subserie de la Serie “A” y por una subserie de la Serie “L”, que representarán en su integridad y exclusivamente el aumento pertinente. La Sociedad podrá emitir acciones no suscritas, de cualquiera de las series que integren su capital social, para entregarse a medida que se realice la suscripción.

Las acciones ordinarias en que se divida el capital social deberán estar suscritas por inversionistas mexicanos en un mínimo del 51% (cincuenta y un por ciento), que estarán representadas por acciones de la Serie “AA” y hasta el 49% (cuarenta y nueve por ciento) restante, que estarán representadas por acciones de la Serie “A”, podrá ser adquirido por inversionistas mexicanos y por personas físicas o morales y unidades económicas extranjeras o por empresas mexicanas en las que participe mayoritariamente el capital extranjero o en las que los extranjeros tengan, por cualquier título, la facultad de determinar el manejo de la empresa.

Las acciones ordinarias de las Series “AA” y “A”, en su conjunto, no podrán representar más del 51% (cincuenta y uno por ciento) de las acciones en que se divida el capital social.

Las acciones de la Serie “L” serán de libre suscripción y, en consecuencia con ello, podrán ser adquiridas por inversionistas mexicanos y por personas físicas o morales y unidades económicas extranjeras o por empresas mexicanas en las que participe mayoritariamente el capital extranjero o en las que los extranjeros tengan, por cualquier título, la facultad de determinar el manejo de la empresa.

Las acciones de la Serie “AA”, que sólo podrán ser suscritas por inversionistas mexicanos, representarán en todo tiempo un porcentaje que no sea menor al 20% (veinte por ciento) del capital social. Las acciones de la Serie “A” y de la Serie “L”, de libre suscripción, en su conjunto, no podrán representar un porcentaje mayor al 80% (ochenta por ciento) del capital social.

Las acciones de la Serie “AA” sólo podrán ser suscritas o adquiridas por:

a) Personas físicas de nacionalidad mexicana.

b) Sociedades mexicanas cuya escritura social contenga cláusula de exclusión de extranjeros de la que solo puedan ser socios o accionistas personas físicas mexicanas y/o sociedades mexicanas cuya escritura social contenga, a su vez, cláusula de exclusión de extranjeros.

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c) Sociedades Mexicanas en cuya escritura social se establezca que cuando menos el 51% (cincuenta y uno por ciento) de su capital social solamente pueda ser suscrito o adquirido por (i) personas físicas de nacionalidad mexicana y/o (ii) sociedades mexicanas cuya escritura social contenga cláusula de exclusión de extranjeros de las que solo puedan ser socios o accionistas personas físicas mexicanas y/o sociedades mexicanas cuya escritura social contenga, a su vez, cláusula de exclusión de extranjeros, y/o (iii) sociedades mexicanas que admitan participación extranjera minoritaria siempre que, en este último caso, las acciones representativas del capital de dichas sociedades estén inscritas en la Bolsa Mexicana de Valores, S.A. de C.V., y lo hubieren estado desde una fecha anterior al 15 de noviembre de 1990.

d) Instituciones mexicanas de crédito, de seguros y fianzas, y sociedades mexicanas de inversión que operen al amparo de la Ley de Sociedades de Inversión, siempre que las acciones o certificados de aportación patrimonial de la institución o sociedad de que se trate estén inscritas en la Bolsa Mexicana de Valores, S.A. de C.V., y lo hubieren estado desde una fecha anterior al 15 de noviembre de 1990.

e) Fideicomisos que fueren expresamente aprobados para adquirir acciones de la Serie “AA” por las autoridades competentes de conformidad con la Ley para Promover la Inversión Mexicana y Regular la Inversión Extranjera y su Reglamento, en los que (i) la mayoría de los derechos de fideicomisario la tengan personas físicas o morales que reúnan los requisitos establecidos en los incisos a), b), y d) que anteceden o, (ii) las acciones de la Serie “AA” materia del fideicomiso representen una minoría de las acciones representativas de dicha Serie y tengan que ser votadas por el fiduciario en el mismo sentido que la mayoría de las acciones Serie “AA”.

El párrafo que antecede en esta Cláusula y sus incisos a) al e) no podrán ser modificados sin la previa autorización de las Secretarías de Comunicaciones y Transportes y de Comercio y Fomento Industrial.

Las acciones que emita la Sociedad no podrán ser adquiridas por Gobiernos o Estados extranjeros y, en caso de que esto sucediere, quedarán sin efecto ni valor alguno para su tenedor desde el momento de la adquisición.

SÉPTIMA.- Dentro de su respectiva serie, las acciones conferirán iguales derechos. Cada acción ordinaria de las series “AA” y “A” da derecho a un voto en las Asambleas Generales de Accionistas. Las acciones de la serie “L” sólo tendrán derecho a voto en los asuntos que limitativamente para ellas se establecen en estos estatutos y se transcriben en los títulos de las mismas. Los títulos representativos de las acciones llevarán las firmas autógrafas de cualesquiera dos de los Consejeros Propietarios o bien su firma impresa en facsímil, si así lo autorizara el Consejo de Administración. En este último caso, los originales de las firmas respectivas se depositarán en la Sección de Comercio del Registro Público de la Propiedad y del Comercio correspondiente. Los títulos de las acciones estarán numerados progresivamente y podrán amparar una o varias acciones y llevarán adheridos cupones para el pago de dividendos. Los títulos de las acciones o los certificados provisionales deberán contener toda la información requerida por el Artículo ciento veinticinco de la Ley General de Sociedades Mercantiles y además de la cláusula quinta de esta escritura.

OCTAVA.- Las acciones de la Serie “L” sólo tendrán derecho de voto en los siguientes asuntos: transformación de la Sociedad; fusión con otra sociedad, en carácter de fusionada o fusión con otra sociedad en carácter de fusionante, cuando la fusionada tenga objetos sociales que no estén relacionados o sean conexos a los de la fusionante y la cancelación de la inscripción de las acciones que emita la Sociedad en las secciones de valores o especial del Registro Nacional de Valores y en otras Bolsas de Valores extranjeras, en las que se encuentren registradas.

Las acciones de la Serie “L”, por resolución que sea adoptada en Asamblea Especial convocada para tal propósito, tendrán derecho a designar dos Consejeros Propietarios y sus respectivos Suplentes para integrar el Consejo de Administración de la Sociedad.

Quien para ello sea autorizado por la Asamblea Especial a que se alude en el párrafo que antecede, notificará por escrito al Presidente y/o al Copresidente del Consejo de Administración de la Sociedad y/o al órgano que determine dicha Asamblea, los nombres de las personas que hubieren sido electas por la Serie “L” de acciones, para desempeñar los cargos de miembros Propietarios y miembros Suplentes del Consejo de Administración.

NOVENA.- A partir de la fecha de esta escritura y a solicitud de los accionistas correspondientes, las acciones en que se divide la serie “A” de acciones de la sociedad podrán ser canjeadas a la par en acciones de la Serie “L”, mediante la entrega de aquellas a la Tesorería de la sociedad y su cancelación.

DÉCIMA.- A partir del 1º de enero de 2001 (primero de enero de dos mil uno), a solicitud de los accionistas respectivos, éstos podrán canjear sus acciones de la Serie “L”, por acciones de la Serie “AA”, si el accionista respectivo es de nacionalidad mexicana y mediante el cumplimiento de los requisitos que establece y, en su caso establezcan las disposiciones normativas correspondientes, si el accionista respectivo es extranjero, mediante la entrega de aquellas a la Tesorería de la sociedad.

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En caso de que varios accionistas solicitaran en la misma fecha el canje de sus acciones de la Serie “L”, por acciones de la Serie “AA” y no hubiere en la Tesorería de la sociedad suficientes acciones de estas últimas para satisfacer las solicitudes presentadas, el canje se hará entre todos los accionistas respectivos, en proporción al número de acciones que cada uno de ellos hubiese solicitado canjear.

DECIMOPRIMERA.- A partir de la fecha de esta escritura, a solicitud de los accionistas titulares de las acciones que representen la Serie “AA”, éstas podrán ser canjeadas a la par por acciones de la Serie “L”, siempre que con ello las acciones de la Serie “AA” no representen un porcentaje menor al 20% (veinte por ciento) del capital social, mediante la entrega de aquéllas a la Tesorería de la sociedad.

DECIMOSEGUNDA.- La Sociedad llevará un libro de registro de accionistas y considerará como dueño de las acciones a quien aparezca como tal en dicho libro. A solicitud de cualquier interesado, previa la comprobación a que hubiere lugar, la Sociedad deberá inscribir en el citado libro las transmisiones que se efectúen, siempre que cumplan con lo previsto en esta Cláusula y en las demás disposiciones legales aplicables.

En los términos del Artículo 48 de la Ley del Mercado de Valores, se establece como medida tendiente a prevenir la adquisición de acciones que otorguen el Control de la Sociedad, por parte de terceros o de los mismos accionistas, ya sea en forma directa o indirecta, y conforme al Artículo 130 (ciento treinta) de la Ley General de Sociedades Mercantiles, que la adquisición de las acciones emitidas por la Sociedad, o de títulos e instrumentos emitidos con base en dichas acciones, o de derechos sobre dichas acciones, solamente podrá hacerse previa autorización del Consejo de Administración en el caso de que el número de acciones, o de derechos sobre dichas acciones que se pretenden adquirir, en un acto o sucesión de actos, sin limite de tiempo, o de un grupo de accionistas vinculados entre sí y que actúen en concertación, signifiquen el diez por ciento (10%) o más de las acciones emitidas por la Sociedad con derecho a voto.

Para los efectos anteriores, la persona o grupo de personas interesadas en adquirir una participación accionaria igual o superior al diez por ciento (10%) de las acciones emitidas por la Sociedad con derecho a voto deberán presentar su solicitud de autorización por escrito dirigida al Presidente y al Secretario del Consejo de Administración de la Sociedad. Dicha solicitud deberá contener al menos la información siguiente: (i) el número y clase de las acciones emitidas por la Sociedad que sean propiedad de la persona o grupo de personas que pretenden realizar la adquisición; (ii) el número y clase de las acciones materia de la adquisición; (iii) la identidad y nacionalidad de cada uno de los potenciales adquirentes; y (iv) manifestación sobre si existe la intención de adquirir una influencia significativa, según dicho término se define en la Ley del Mercado de Valores, o el Control de la Sociedad, según dicho término se define más adelante. Lo anterior en el entendido de que el Consejo de Administración podrá solicitar la información adicional que considere necesaria o conveniente para tomar una resolución.

Si el Consejo de Administración, en los términos de la presente Cláusula niega la autorización, designará uno o más compradores de las acciones, quienes deberán pagar a la parte interesada el precio registrado en la bolsa de valores. Para el caso de que las acciones no estén inscritas en el Registro Nacional de Valores, el precio que se pague se determinará conforme al propio Artículo 130 (Ciento Treinta) citado de la Ley General de Sociedades Mercantiles.

El Consejo deberá de emitir su resolución en un plazo no mayor a tres meses contados a partir de la fecha en que se le someta la solicitud correspondiente o de la fecha en que reciba la información adicional que hubiere requerido, según sea el caso y, en todo caso, deberá de considerar: (i) los criterios que sean en el mejor interés de la Sociedad, sus operaciones y la visión de largo plazo de las actividades de la Sociedad y sus Subsidiarias; (ii) que no se excluya a uno o más accionistas de la Sociedad, distintos de la persona que pretenda obtener el control, de los beneficios económicos que, en su caso, resulten de la aplicación de la presente Cláusula; y (iii) que no se restrinja en forma absoluta la toma de Control de la Sociedad.

La Sociedad no podrá tomar medidas que hagan nugatorio el ejercicio de los derechos patrimoniales del adquirente, ni que contravengan lo previsto en la Ley para las ofertas públicas forzosas de adquisición. No obstante, cada una de las personas que adquieran acciones, títulos, instrumentos o derechos representativos del capital social de la Sociedad en violación de lo previsto en el párrafo anterior, estarán obligadas a pagar a la Sociedad una pena convencional por una cantidad equivalente al precio de la totalidad de las acciones, títulos o instrumentos representativos del capital social de la Sociedad de que fueren, directa o indirectamente, propietarios o que hayan sido materia de operación prohibida. En caso de que las operaciones que hubieren dado lugar a la adquisición de un porcentaje de acciones, títulos, instrumentos o derechos representativos del capital social de la Sociedad mayor al 10% (diez por ciento) del capital social, se hagan a título gratuito, la pena convencional será equivalente al valor de mercado de dichas acciones, títulos o instrumentos, siempre que no hubiera mediado la autorización a que alude la presente Cláusula.

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Mientras la Sociedad mantenga las acciones que haya emitido inscritas en el Registro Nacional de Valores, la exigencia anterior, para el caso de las operaciones que se realicen a través de la bolsa de valores, estará adicionalmente sujeta a las reglas que en su caso establezca la Ley del Mercado de Valores o las que conforme a la misma, emita la Comisión Nacional Bancaria y de Valores. Para efectos de claridad se estipula que las transmisiones de acciones de la Sociedad que no impliquen que una misma persona o grupo de personas actuando de manera concertada adquieran una participación igual o superior al diez por ciento (10%) de las acciones con derecho a voto de la Sociedad y que sean realizadas a través de una bolsa de valores no requerirán de la autorización previa del Consejo de Administración de la Sociedad.

La persona o grupo de personas que estando obligadas a realizar una oferta pública de adquisición no la efectúen o que obtengan el Control de la Sociedad en contravención del Artículo 98 de la Ley del Mercado de Valores, no podrán ejercer los derechos societarios derivados de las acciones adquiridas en contravención de dichos preceptos, ni de aquellas que en lo sucesivo adquieran cuando se encuentren en el supuesto de incumplimiento, siendo nulos los acuerdos tomados en consecuencia. En el evento de que la adquisición haya representado la totalidad de las acciones ordinarias de la Sociedad, los tenedores de las demás series accionarias, en caso de existir, tendrán plenos derechos de voto hasta en tanto no se lleve a cabo la oferta correspondiente. Las adquisiciones que contravengan lo dispuesto en el Artículo 98 antes referido estarán afectadas de nulidad relativa y la persona o grupo de personas que las lleven a cabo responderán frente a los demás accionistas de la Sociedad por los daños y perjuicios que ocasionen con motivo del incumplimiento a las obligaciones señaladas en las disposiciones legales aplicables.

Asimismo, tratándose de adquisiciones que deban ser realizadas a través de ofertas públicas de adquisición conforme a la Ley del Mercado de Valores, los adquirentes deberán: (i) cumplir con los requisitos previstos en las disposiciones normativas vigentes, (ii) obtener las autorizaciones regulatorias correspondientes, y (iii) obtener la autorización del Consejo de Administración para la transacción de forma previa al inicio del periodo para la oferta pública de adquisición. En todo caso, los adquirentes deberán revelar en todo momento la existencia del presente procedimiento de autorización previa por parte del Consejo de Administración para cualquier adquisición de acciones que implique el diez por ciento (10%) o más de las acciones representativas del capital social de la Sociedad.

Adicionalmente a lo anterior, una mayoría de los miembros del Consejo de Administración que hayan sido elegidos para dicho cargo antes de verificarse cualquier circunstancia que pudiera implicar un cambio de Control, deberá otorgar su autorización por escrito a través de una resolución tomada en sesión de Consejo convocada expresamente para dicho efecto en los términos de estos estatutos, para que pueda llevarse a cabo un cambio de Control en la Sociedad.

Las estipulaciones contenidas en la presente Cláusula no precluyen en forma alguna, y aplican en adición a, los avisos, notificaciones y/o autorizaciones que los potenciales adquirentes deban presentar u obtener conforme a las disposiciones normativas vigentes.

“Control” o “Controlar” significa la capacidad de una persona o grupo de personas, de llevar a cabo cualquiera de los actos siguientes: (i) imponer, directa o indirectamente, decisiones en las Asambleas Generales de Accionistas, de socios u órganos equivalentes, o nombrar o destituir a la mayoría de los Consejeros, administradores o sus equivalentes; (ii) mantener la titularidad de derechos que permitan, directa o indirectamente, ejercer el voto respecto de más del cincuenta por ciento del capital social; o (iii) dirigir, directa o indirectamente, la administración, la estrategia o las principales políticas de la Sociedad, ya sea a través de la propiedad de valores, por contrato o de cualquier otra forma.

Las adquisiciones que sean realizadas en contravención con el procedimiento anterior no podrán ser inscritas en el Libro de Registro de Accionistas de la Sociedad.

El Consejo de Administración podrá determinar si cualquiera de las personas se encuentra actuando de una manera conjunta o coordinada para los fines regulados en esta Cláusula. En caso de que el Consejo de Administración adopte tal determinación, las personas de que se trate deberán de considerarse como una sola persona para los efectos de esta Cláusula.

Mientras las acciones de la Sociedad se encuentren inscritas en el Registro Nacional de Valores, en los términos de la Ley del Mercado de Valores y de las disposiciones de carácter general que expida la Comisión Nacional Bancaria y de Valores, en el caso de cancelación de la inscripción de las acciones de la Sociedad en dicho Registro, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de Ley, la Sociedad se obliga a realizar una oferta pública de adquisición en términos del Artículo 108 de la Ley del Mercado de Valores, la cual deberá dirigirse exclusivamente a los accionistas o tenedores de los títulos de crédito que representen dichas acciones, que no formen parte del grupo de personas que tengan el control de la Sociedad (i) a la fecha del requerimiento de la Comisión Nacional Bancaria y de Valores tratándose de la cancelación de la inscripción por resolución de dicha Comisión o (ii) a la fecha del acuerdo adoptado por la Asamblea General Extraordinaria de Accionistas tratándose de la cancelación voluntaria de la misma.

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La Sociedad deberá afectar en un fideicomiso, por un período de cuando menos 6 (seis) meses contados a partir de la fecha de la cancelación, los recursos necesarios para comprar al mismo precio de la oferta pública de compra las acciones de los inversionistas que no acudieron o no aceptaron dicha oferta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción de las acciones representativas del capital social de la Sociedad u otros valores emitidos con base en esas acciones en el Registro Nacional de Valores, la Sociedad no hubiera logrado adquirir el 100% (cien por ciento) del capital social pagado.

La oferta pública de compra antes mencionada deberá realizarse cuando menos al precio que resulte más alto entre: (i) el valor de cotización y (ii) el valor contable de las acciones o títulos que representen dichas acciones de acuerdo al último reporte trimestral presentado a la propia Comisión y a la bolsa de valores antes del inicio de la oferta, el cual podrá ser ajustado cuando dicho valor se vaya modificando de conformidad con criterios aplicables a la determinación de información relevante, en cuyo caso, deberá considerarse la información más reciente con que cuente la Sociedad acompañada de una certificación de un directivo facultado de la Sociedad respecto de la determinación de dicho valor contable.

Para los efectos anteriores, el valor de cotización será el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos treinta días en que se hubieren negociado las acciones de la Sociedad o títulos de crédito que representen dichas acciones, previos al inicio de la oferta, durante un periodo que no podrá ser superior a seis (6) meses. En caso que el número de días en que se hayan negociado dichas acciones o títulos que amparen dichas acciones, durante el periodo señalado, sea inferior a treinta, se tomarán los días en que efectivamente se hubieren negociado. Cuando no hubiere habido negociaciones en dicho periodo, se tomará el valor contable.

La Comisión Nacional Bancaria y de Valores al resolver la autorización de la oferta pública de compra de acciones tendiente a la cancelación de la inscripción referida, podrá autorizar un precio distinto. No será necesario llevar a cabo la oferta pública si se acredita el consentimiento de la totalidad de los accionistas para la cancelación correspondiente. La cancelación de la inscripción de las acciones de la Sociedad en el Registro Nacional de Valores requiere, además de cualquier otro requisito señalado en la Ley del Mercado de Valores y demás disposiciones aplicables al efecto: (i) de la aprobación previa de la Comisión Nacional Bancaria y de Valores y (ii) del acuerdo de la Asamblea Extraordinaria de Accionistas adoptado con un quórum de votación mínimo del 95% (noventa y cinco por ciento) del capital social.

Las personas morales que sean controladas por la Sociedad no podrán adquirir, directa o indirectamente, acciones representativas del capital social de la Sociedad, o títulos de crédito que representen dichas acciones, salvo que las adquisiciones se realicen a través de sociedades de inversión.

DECIMOTERCERA.- El capital variable de la Sociedad podrá aumentarse o disminuirse sin necesidad de reformar los estatutos sociales, con la única formalidad de que los aumentos y, en su caso, las disminuciones sean aprobados por la Asamblea General Extraordinaria de Accionistas, debiendo protocolizarse en cualquier caso el acta correspondiente, sin que sea necesaria la inscripción del testimonio de la escritura respectiva en la Sección de Comercio del Registro Público de la Propiedad y de Comercio correspondiente; excepto cuando se trate de los aumentos o disminuciones a que hace referencia el Artículo 56 de la Ley del Mercado de Valores, caso en el que no se requerirá la aprobación, ni la protocolización a que se ha hecho referencia.

El capital mínimo fijo de la Sociedad no podrá aumentarse o disminuirse si ello no es acordado en Asamblea General Extraordinaria de Accionistas y se reforman consecuentemente los estatutos sociales, excepto cuando se trate de los aumentos o disminuciones a que hace referencia el Artículo 56 de la Ley del Mercado de Valores.

Todo aumento o disminución del capital social deberá inscribirse en el libro que a tal efecto llevará la Sociedad.

No podrá decretarse un aumento del capital social si no están totalmente suscritas e íntegramente pagadas todas las acciones emitidas con anterioridad por la Sociedad.

La Sociedad podrá emitir acciones no suscritas para su posterior colocación en el público en los términos y condiciones que se prevén al efecto en el Artículo 53 de la Ley del Mercado de Valores.

Cuando se aumente el capital social todos los accionistas tendrán derecho preferente en proporción al número de sus acciones de la Serie correspondiente para suscribir las que se emitan o las que se pongan en circulación. El derecho que se confiere en este párrafo deberá ser ejercitado dentro de los treinta días naturales siguientes a aquél en que se publiquen los acuerdos correspondientes en el Diario Oficial de la Federación y en otro periódico de los de mayor circulación en la Ciudad de México, Distrito Federal. Este derecho de suscripción preferente no será aplicable tratándose de aumentos de capital derivados de la absorción por fusión de otra u otras sociedades; de la conversión de obligaciones en acciones; de la colocación de acciones adquiridas por la Sociedad representativas de su capital

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social, en términos de lo dispuesto por el Artículo 56 de la Ley del Mercado de Valores y estos estatutos; de la capitalización de primas sobre acciones; de utilidades retenidas y de reservas u otras partidas del patrimonio; de ofertas públicas de acciones en los términos del último párrafo del Artículo 53 de la Ley del Mercado de Valores; y de cualquier otro caso en que la Ley permita la no aplicación del derecho en cuestión.

La reducción del capital social en su parte variable se efectuará por amortización proporcional de las series de acciones en que se divida dicho capital social, por amortización de acciones íntegras, mediante reembolso de las mismas a los accionistas a su valor en Bolsa al día en que se decrete la correspondiente reducción del capital social. Los accionistas tendrán derecho a solicitar en la Asamblea respectiva la amortización proporcional de las acciones a que haya lugar y, en caso de que no se obtenga acuerdo para dicho propósito, las acciones que hayan de amortizarse serán determinadas por sorteo ante notario o corredor públicos.

Hecha la designación de las acciones que habrán de amortizarse, se publicará un aviso en el Diario Oficial de la Federación y en otro periódico de los de mayor circulación en la Ciudad de México, Distrito Federal, expresando el número de las acciones que serán retiradas y el número de los títulos de las mismas que como consecuencia deberán ser cancelados o, en su caso, canjeados y la institución de crédito en donde se deposite el importe del reembolso, el que quedará desde la fecha de la publicación a disposición de los accionistas respectivos sin devengar interés alguno.

La Sociedad podrá adquirir las acciones representativas de su capital social, o títulos de crédito que representen dichas acciones, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la Ley General de Sociedades Mercantiles, debiendo la Sociedad cubrir al efecto los requisitos y las demás disposiciones que le sean aplicables de las contenidas en el Artículo 56 de la Ley del Mercado de Valores. Para que la Sociedad pueda proceder a adquirir sus propias acciones, se requerirá que la Asamblea General Ordinaria de Accionistas acuerde expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias o títulos de crédito que representen dichas acciones, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. En el supuesto de que la adquisición se realice con cargo al capital contable, la Sociedad podrá mantener las acciones en tenencia propia sin necesidad de realizar una reducción de capital social, o bien, si la realiza con cargo al capital social, las acciones se convertirán en no suscritas que conserve en tesorería, sin necesidad de acuerdo de Asamblea. Las acciones propias y los títulos de crédito que representen dichas acciones que pertenezcan a la Sociedad o, en su caso, las acciones emitidas no suscritas que se conserven en tesorería, podrán ser colocadas entre el publico inversionista, sin que para tal caso, se requiera resolución de Asamblea de Accionistas o acuerdo del Consejo de Administración. En tanto las acciones pertenezcan a la Sociedad, no podrán ser representadas ni votadas en las Asambleas de Accionistas, ni ejercitarse derechos sociales o económico de tipo alguno.

DECIMOCUARTA.- Los accionistas de la parte variable del capital social de la Sociedad no tendrán el derecho de retiro a que se refiere el Artículo 220 de la Ley General de Sociedades Mercantiles.

DE LAS ASAMBLEAS GENERALES DE ACCIONISTAS

DECIMOQUINTA.- La Asamblea General de Accionistas es el órgano supremo de la sociedad, estando subordinados a él todos los demás.

DECIMOSEXTA.- Las Asambleas Generales serán Ordinarias o Extraordinarias y se celebrarán en el domicilio de la Sociedad. Serán Extraordinarias aquéllas en que se trate cualquiera de los asuntos enumerados en el Artículo ciento ochenta y dos de la Ley General de Sociedades Mercantiles y la cancelación de la inscripción de las acciones que emite y emita la Sociedad en el Registro Nacional de Valores o en bolsas de valores extranjeras en las que estuvieren registradas las acciones en que se divida el capital social y serán Ordinarias todas las demás. Las Asambleas sólo se ocuparán de los asuntos incluidos en el orden del día.

Las Asambleas Especiales que celebren los titulares de acciones de la Serie “L” con el propósito de designar a los dos miembros del Consejo de Administración a los que tienen derecho, deberán ser convocadas anualmente por el Consejo de Administración para que sean celebradas con anterioridad a la celebración de la Asamblea General Anual Ordinaria de Accionistas. Las Asambleas Especiales de acciones de la Serie “L” que se reúnan exclusivamente con el propósito de designar a los miembros del Consejo a los que tienen derecho, se regirán por las normas establecidas en estos estatutos para las Asambleas Generales Ordinarias de Accionistas convocadas en virtud de segunda convocatoria, en los términos de la Cláusula Vigésimo Tercera de estos estatutos.

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DECIMOSÉPTIMA.- La Asamblea General Ordinaria se reunirá por lo menos una vez al año, dentro de los cuatro meses siguientes a la clausura del ejercicio social correspondiente y se ocupará, además de los asuntos incluidos en el orden del día, de los enumerados en el Artículo 181 de la Ley General de Sociedades Mercantiles. La Asamblea General Ordinaria de Accionistas, en adición a lo previsto en la Ley General de Sociedades Mercantiles, se reunirá para: a) Aprobar las operaciones que, en su caso, pretenda llevar a cabo la Sociedad o las personas morales que ésta controle, en el lapso de un ejercicio social, cuando representen el 20% (veinte por ciento) o más de los activos consolidados de la Sociedad con base en cifras correspondientes al cierre del trimestre inmediato anterior, con independencia de la forma en que se ejecuten, sea simultánea o sucesiva, pero que por sus características puedan considerarse como una sola operación. En dichas Asambleas podrán votar los accionistas titulares de acciones con derecho a voto, incluso limitado o restringido; y b) Dar cumplimiento a cualesquiera otras obligaciones que, en su caso, legalmente le sean requeridas. La Asamblea Extraordinaria se reunirá siempre que hubiere que tratar alguno de los asuntos de su incumbencia, de los enumerados en el Artículo 182 de la Ley General de Sociedades Mercantiles o la cancelación de la inscripción de las acciones que emite y emita la Sociedad en el Registro Nacional de Valores o en bolsas de valores extranjeras en las que estuvieren registradas las acciones en que se divida el capital social.

DECIMOCTAVA.- La convocatoria para las Asambleas deberá hacerse por el Consejo de Administración, por el Presidente del Consejo de Administración, o por el Copresidente del Consejo de Administración, de encontrarse cubierto este cargo, o por el o los Comités que lleven a cabo las funciones de prácticas societarias y de auditoría, o por el o los Presidentes de dichos Comités, o por el Secretario del Consejo de Administración, o por la autoridad judicial, en su caso. Los accionistas titulares de acciones con derecho a voto, incluso limitado o restringido, que en lo individual o en conjunto tengan el 10% (diez por ciento) del capital social de la Sociedad tendrán derecho a requerir al Presidente del Consejo de Administración o de los Comités que lleven a cabo las funciones en materia de prácticas societarias y de auditoría, en cualquier momento, se convoque a una Asamblea General de Accionistas, sin que al respecto resulte aplicable el porcentaje señalado en el Artículo 184 de la Ley General de Sociedades Mercantiles.

Asimismo, los accionistas titulares de por lo menos una acción con derecho a voto, tendrán derecho a solicitar que se convoque a una Asamblea en los casos y términos previstos en el Artículo 185 de la Ley General de Sociedades Mercantiles.

DECIMONOVENA.- La convocatoria para las Asambleas se hará por medio de la publicación de un aviso en el Diario Oficial de la Federación o en uno de los periódicos de mayor circulación en la Ciudad de México, Distrito Federal, indistintamente, siempre con una anticipación no menor de quince días naturales a la fecha señalada para la reunión.

Los accionistas de las Sociedad tendrán derecho a tener a su disposición, en las oficinas de la Sociedad, la información y los documentos relacionados con cada uno de los puntos contenidos en el orden del día de la Asamblea de Accionistas que corresponda, de forma gratuita y con al menos quince días naturales de anticipación a la fecha de la Asamblea, y de impedir que se traten en la Asamblea General de Accionistas, asuntos bajo el rubro de generales o equivalentes.

VIGÉSIMA.- La convocatoria para las Asambleas deberá contener la designación de lugar, fecha y hora en que haya de celebrarse la Asamblea, el orden del día y la firma de quien o quienes la hagan, en el concepto de que si las hiciere el Consejo de Administración, bastará con la firma del Secretario de dicho órgano o del delegado que a tal efecto designe el propio Consejo, y de que, si las hiciere alguno del o de los Comités que lleven a cabo las funciones de prácticas societarias y de auditoría, bastará con la firma del Presidente del Comité de que en cada caso se trate o del delegado que a tal efecto designe el Comité de que se trate.

VIGÉSIMO PRIMERA.- Podrá celebrarse Asamblea sin previa convocatoria siempre que esté representada la totalidad de las acciones con derecho a voto en los asuntos para los que fue convocada, en que se divida el capital social.

VIGÉSIMO SEGUNDA.- Las Asambleas Ordinarias de Accionistas reunidas en virtud de primera convocatoria se considerarán legalmente instaladas cuando esté representada, por lo menos, la mitad de las acciones con derecho a voto que representen el capital social y sus resoluciones serán válidas si se adoptan por mayoría de los votos presentes.

VIGÉSIMO TERCERA.- Si la Asamblea Ordinaria no pudiere celebrarse el día señalado para su reunión, se publicará una segunda convocatoria con expresión de esta circunstancia, en la que se citará para una fecha no anterior a siete días naturales de aquél para el que fue señalada en primera convocatoria y en la junta se resolverá sobre los asuntos indicados en el orden del día, por mayoría de votos, cualquiera que sea el número de acciones con derecho a voto representadas.

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VIGÉSIMO CUARTA.- Las Asambleas Extraordinarias de Accionistas reunidas por virtud de primera convocatoria, para tratar asuntos en los que las acciones de la Serie “L” no tengan derecho de voto, se considerarán legalmente instaladas si están presentes, por lo menos, las tres cuartas partes de las acciones ordinarias con derecho de voto en los asuntos para los que fue convocada, de aquéllas en que se divida el capital social y sus resoluciones serán válidas si se adoptan, cuando menos, por mayoría de las acciones ordinarias que tengan derecho de voto, de aquéllas en que se divida el capital social.

Las Asambleas Extraordinarias de Accionistas que sean convocadas para tratar alguno de los asuntos en los que tengan derecho de voto las acciones de la Serie “L” serán legalmente instaladas si está representado, por lo menos, las tres cuartas partes del capital social y las resoluciones se tomarán por el voto de las acciones que representen la mayoría de dicho capital social.

Las Asambleas Extraordinarias de Accionistas reunidas por virtud de ulteriores convocatorias, para tratar alguno de los asuntos en los que las acciones de la Serie “L” no tengan derecho de voto, se considerarán legalmente instaladas si está representada, por lo menos, la mayoría de las acciones ordinarias con derecho de voto en los asuntos para los que fue convocada y sus resoluciones serán válidas si se adoptan, cuando menos, por el número de acciones ordinarias que representen la mayoría de dicho capital social con derecho de voto en los asuntos para los que fue convocada.

En ulteriores convocatorias para Asambleas Extraordinarias de Accionistas, convocadas para resolver asuntos en los que las acciones de la Serie “L” tengan derecho de voto, éstas se considerarán legalmente instaladas si está representada, por lo menos, la mayoría del capital social y sus resoluciones serán válidas si se adoptan, cuando menos, por el número de acciones que representen la citada proporción de acciones de aquellas en que se divida dicho capital social.

Para que las resoluciones adoptadas en las Asambleas Extraordinarias de Accionistas reunidas por virtud de primera o ulteriores convocatorias para tratar alguno de los asuntos en los que tengan derecho de voto las acciones de la Serie “L” sean legalmente acordadas, se requerirá, además de los requisitos que se establecen en los párrafos que anteceden, que las mismas sean aprobadas por la mayoría de las acciones ordinarias de las Series “AA” y “A”, en que se divida el capital social.

Tanto para Asambleas Extraordinarias como para las Especiales, si la Asamblea no pudiere celebrarse el día señalado para su reunión, se podrá hacer una segunda convocatoria en los términos y plazos a que se refiere la Cláusula Vigésimo Tercera de estos estatutos.

En términos de lo dispuesto por el último párrafo del Artículo 54 de la Ley del Mercado de Valores, las acciones de voto limitado o restringido únicamente se computarán para sesionar legalmente en las Asambleas de Accionistas a las que deban ser convocados sus tenedores para ejercer su derecho de voto.

Los titulares de acciones con derecho a voto, incluso limitado o restringido, que en lo individual o en conjunto tengan el 20% (veinte por ciento) o más del capital social, podrán oponerse judicialmente a las resoluciones de las Asambleas generales, respecto de las cuales tengan derecho de voto, sin que resulte aplicable el porcentaje a que se refiere el Artículo 201 de la Ley General de Sociedades Mercantiles. Salvo por el porcentaje antes referido, en todo caso deberán satisfacerse los requisitos de los Artículos 201 y 202 de la Ley General de Sociedades Mercantiles para el ejercicio del derecho de oposición referido.

VIGÉSIMO QUINTA.- Para que los accionistas tengan derecho de asistir a las Asambleas y a votar en ellas, deberán depositar los títulos de sus acciones o, en su caso, los certificados provisionales, en la Secretaría de la Sociedad, cuando menos un día antes de la celebración de la Asamblea, recogiendo la tarjeta de entrada correspondiente. También podrán depositarlos en una institución de crédito de la República o del extranjero o en una casa de bolsa de la República Mexicana y en este caso, para obtener la tarjeta de entrada, deberán presentar en la Secretaría de la Sociedad un certificado de tal institución que acredite el depósito de los títulos y la obligación de la institución de crédito, de la casa de bolsa o de la institución de depósito respectiva de conservar los títulos depositados hasta en tanto el Secretario del Consejo de Administración le notifique que la Asamblea ha concluido. La Secretaría de la Sociedad entregará a los accionistas correspondientes una tarjeta de admisión en donde constará el nombre del accionista, el número de acciones depositadas y el número de votos a que tiene derecho por virtud de dichas acciones.

VIGÉSIMO SEXTA.- Los accionistas podrán hacerse representar en las Asambleas por medio de mandatarios nombrados mediante simple carta poder, en la inteligencia de que no podrán ejercer tal mandato los miembros del Consejo de Administración o el Director General de la Sociedad.

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En adición a lo anterior, los accionistas podrán ser representados en las Asambleas de accionistas, por personas que acrediten su personalidad mediante formularios de poderes que elabore la Sociedad, y ponga a su disposición a través de los intermediarios del mercado de valores o en la propia Sociedad, con por lo menos quince días naturales de anticipación a la celebración de cada Asamblea. Dichos formularios deberán reunir al menos los requisitos siguientes: a) Señalar de manera notoria la denominación de la Sociedad, así como el respectivo orden del día, y b) Contener espacio para las instrucciones que señale el otorgante para el ejercicio del poder.

El Secretario del Consejo de Administración de la Sociedad estará obligado a cerciorarse de la observancia de lo dispuesto anteriormente e informar sobre ello a la Asamblea, lo que se hará constar en el acta respectiva.

Los miembros del Consejo de Administración, el Director General y la persona física designada por la persona moral que proporcione los servicios de Auditoría Externa, podrán asistir a las Asambleas de Accionistas de la Sociedad.

VIGÉSIMO SÉPTIMA.- Las Asambleas serán presididas por el Presidente o por el Copresidente del Consejo, indistintamente, y a falta de éstos por uno de los Vicepresidentes, indistintamente, y a falta de ellos, por cualquiera de los Consejeros mexicanos presentes y, faltando todos éstos, por quien fuere designado por los accionistas presentes o representados en la Asamblea. Fungirá como Secretario el del Consejo o el Pro-Secretario y faltando éstos dos, la persona que el Presidente en funciones designe.

VIGÉSIMO OCTAVA.- Al iniciarse la Asamblea, quien la presida nombrará dos escrutadores para hacer el recuento de las acciones representadas en la misma, quienes deberán formular una lista de asistencia en la que anotarán los nombres de los accionistas en ella presentes o representados y el número de acciones que cada uno de ellos hubiere depositado para comparecer a la correspondiente Asamblea.

VIGÉSIMO NOVENA.- Si instalada una Asamblea legalmente no hubiere tiempo para resolver sobre todos los asuntos para los que fuere convocada, siempre que ello así sea resuelto por el número de votos que para adoptar válidamente resoluciones en esa Asamblea se requiera, podrá suspenderse y continuarse los días siguientes, sin necesidad de nueva convocatoria.

Las resoluciones que sean adoptadas en la continuación de la Asamblea serán válidas si se aprueban por el número de votos que para ello se requiera en estos estatutos.

Los accionistas titulares de acciones con derecho a voto, incluso limitado o restringido, que en lo individual o en conjunto tengan el 10% (diez por ciento) del capital social de la Sociedad, tendrán derecho a solicitar que se aplace por una sola vez, por tres días naturales y sin necesidad de nueva convocatoria, la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, sin que resulte aplicable el porcentaje señalado en el Artículo 199 de la Ley General de Sociedades Mercantiles.

TRIGÉSIMA.- De cada Asamblea de Accionistas se levantará un acta, en la cual se consignarán las resoluciones aprobadas, deberá ser asentada en el libro de actas correspondiente y bastará que sea firmada, al menos, por el Presidente y por el Secretario de la Asamblea, para todos los efectos a que haya lugar.

DE LA ADMINISTRACIÓN DE LA SOCIEDAD

TRIGÉSIMO PRIMERA.- La Sociedad tendrá encomendada su administración a un Consejo de Administración y un Director General, que desempeñarán las funciones que legal y estatutariamente les correspondan.

El Consejo de Administración de la Sociedad estará integrado por un máximo de 21 (veintiún) Consejeros Propietarios, según lo determine la Asamblea Ordinaria, de los cuales, cuando menos el 25% deberán ser independientes, en términos de lo previsto por los Artículos 24 y 26 de la Ley del Mercado de Valores.

Para la selección y calificación de los Consejeros Independientes, se estará a lo dispuesto por el Artículo 26 de la Ley del Mercado de Valores. Los Consejeros Independientes que durante su encargo dejen de tener tal característica, deberán hacerlo del conocimiento del Consejo de Administración a más tardar en la siguiente sesión de dicho órgano.

Por cada Consejero Propietario podrá designarse a su respectivo Suplente, en el entendido de que los Consejeros Suplentes de los Consejeros Independientes deberán tener este mismo carácter. La mayoría de los miembros propietarios y suplentes del Consejo de Administración deberán ser en todo tiempo de nacionalidad mexicana y designados por accionistas mexicanos. Los miembros propietarios y suplentes serán designados por el voto mayoritario de las acciones ordinarias de las Series “AA” y “A” en que se divide el capital social y dos miembros propietarios y suplentes restantes, por el voto mayoritario de las acciones de la Serie “L” del capital social.

Los miembros del Consejo de Administración no necesitarán ser accionistas y deberán cumplir con los requisitos señalados en la Ley del Mercado de Valores. En términos de lo dispuesto por la fracción I del Artículo 50 de la Ley del Mercado de Valores, los accionistas titulares de acciones con derecho a voto, incluso limitado o restringido, que en lo individual o en conjunto tengan el 10% (diez por ciento) del capital social de la Sociedad tendrán derecho a designar y revocar en Asamblea General de Accionistas a un miembro del Consejo de Administración.

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El o los accionistas que ejerciten el derecho de designar a un miembro del Consejo de Administración en los términos señalados en el párrafo anterior, ya no podrán ejercer sus derechos de voto para designar a los Consejeros Propietarios y sus Suplentes que corresponda elegir a la mayoría, y la mayoría solo tendrá derecho a designar el número de Consejeros faltantes que a ésta le corresponda nombrar. La designación del Consejero nombrado por la minoría, sólo podrá revocarse por los demás accionistas cuando a su vez se revoque el nombramiento de todos los demás Consejeros, en cuyo caso las personas sustituidas no podrán ser nombradas con tal carácter durante los doce meses inmediatos siguientes a la fecha de revocación.

Los Consejeros serán elegidos por un año y continuarán en el desempeño de sus funciones aun cuando hubiere concluido el plazo para el que hayan sido designados o por renuncia al cargo, hasta por un plazo de treinta días naturales, a falta de la designación del sustituto o cuando éste no tome posesión de su cargo, sin estar sujetos a lo dispuesto en el Artículo 154 de la Ley General de Sociedades Mercantiles.

Los Consejeros podrán ser reelectos y percibirán la remuneración que determine la Asamblea General de Accionistas.

El Consejo de Administración podrá designar Consejeros provisionales, sin intervención de la Asamblea de Accionistas, cuando se actualice alguno de los supuestos señalados en el párrafo anterior o en el Artículo 155 de la Ley General de Sociedades Mercantiles. La Asamblea de Accionistas de la Sociedad ratificará dichos nombramientos o designará a los Consejeros sustitutos en la Asamblea siguiente a que ocurra tal evento, respetando en todo caso el derecho de minorías previsto en el Artículo 50, fracción I de la Ley del Mercado de Valores.

TRIGÉSIMO SEGUNDA.- Ni los miembros del Consejo de Administración y sus suplentes, ni, en su caso, los miembros del Comité Ejecutivo o de cualquier otro Comité, ni los administradores y gerentes deberán de prestar garantía para asegurar el cumplimiento de las responsabilidades que pudieren contraer en el desempeño de sus encargos, salvo que el órgano que los hubiere designado establezca dicha obligación.

Los accionistas que, en lo individual o en su conjunto, tengan la titularidad de acciones con derecho a voto, incluso limitado o restringido, que representen el 5% (cinco por ciento) o más del capital social podrán ejercer la acción de responsabilidad establecida en el Artículo 38 de la Ley del Mercado de Valores, derivada de los actos a que se refiere el Capítulo II del Título II, del citado ordenamiento legal.

En los términos previstos en la Ley del Mercado de Valores, la responsabilidad consistente en indemnizar los daños y perjuicios ocasionados a la Sociedad o a las personas morales que ésta controle o en las que tenga una influencia significativa, por falta de diligencia de los miembros del Consejo de Administración, del Secretario o Prosecretario de dicho órgano de la Sociedad, derivada de los actos que ejecuten o las decisiones que adopten en el Consejo o de aquellas que dejen de tomarse al no poder sesionar legalmente dicho órgano social, y en general por falta del deber de diligencia, no podrá exceder, en ningún caso, en una o más ocasiones y por cada ejercicio social, del monto equivalente al total de los honorarios netos que dichos miembros y funcionarios del Consejo hayan recibido en tal carácter por parte de la Sociedad y, en su caso, de las personas morales que ésta controle o de aquellas en las que tenga una influencia significativa, en los doce meses anteriores a la falta de que se trate. Lo anterior en el entendido que la limitación al monto de la indemnización contenida en este párrafo, no será aplicable cuando se trate de actos dolosos o de mala fe, o bien, ilícitos conforme a la Ley del Mercado de Valores u otras leyes.

La Sociedad, en todo caso indemnizará y sacará en paz y a salvo a los miembros del Consejo de Administración, al Secretario y al Prosecretario de dicho órgano, y a los directivos relevantes, de cualquier responsabilidad que incurran frente a terceros en el debido desempeño de su encargo y cubrirá el monto de la indemnización por los daños que cause su actuación a terceros, salvo que se trate de actos dolosos o de mala fe, o bien, ilícitos conforme a la Ley del Mercado de Valores u otras leyes.

TRIGÉSIMO TERCERA.- El Consejo de Administración sesionará por lo menos, cuatro veces durante cada ejercicio social en la Ciudad de México o en cualquier otro lugar de la República Mexicana que para tal efecto se señale, y en las fechas que para tal propósito establezca el propio Consejo. A estas juntas deberán ser convocados los miembros del Consejo, por el Presidente o por el Copresidente del mismo, o a través del Secretario o del Prosecretario de dicho cuerpo colegiado.

Además de las juntas regulares a que se alude anteriormente, el Consejo podrá celebrar sesiones de manera extraordinaria. En todo caso el Presidente del Consejo de Administración o el o los Presidentes del o de los Comités que lleven a cabo las funciones de prácticas societarias y de auditoría, así como el 25% de los Consejeros de la Sociedad, podrán convocar a una sesión de Consejo e insertar en el orden del día los puntos que estimen pertinentes, convocatoria que deberá hacerse a sus miembros por cualquier medio escrito con una anticipación no menor de cinco días naturales, misma que podrá hacerse a través del Secretario o del Prosecretario del Consejo de Administración.

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El Auditor Externo de la Sociedad podrá ser convocado a las sesiones del Consejo de Administración, en calidad de invitado con voz y sin voto, debiendo abstenerse de estar presente respecto de aquéllos asuntos del orden del día en los que tenga un conflicto de interés o que puedan comprometer su independencia.

Las sesiones del Consejo de Administración serán presididas por el Presidente o por el Copresidente del Consejo, indistintamente, y a falta de éstos por uno de los Vicepresidentes, indistintamente, y a falta de ellos, por cualquiera de los Consejeros mexicanos presentes que designen los Consejeros que hayan concurrido a la sesión de que se trate. Fungirá como Secretario el del Consejo o el Prosecretario y faltando éstos dos, la persona que los Consejeros presentes designen.

Las convocatorias para las sesiones de Consejo de Administración deberán contener el orden del día al que la reunión respectiva deberá sujetarse. El Consejo funcionará válidamente siempre que concurran la mayoría de los miembros que lo integran y siempre que los asistentes sean mexicanos en su mayoría, y sus resoluciones serán válidas si se adoptan por mayoría de votos de los Consejeros que asistan a la sesión. En caso de empate, el Presidente del Consejo de Administración tendrá voto de calidad.

Se establece expresamente que dentro de las facultades del Consejo de Administración se encuentra comprendida la de contratar cualquier clase de deuda, en cualesquiera mercados de México y del Exterior.

Para resolver respecto de cualquiera de los asuntos que se relacionan en los puntos (1) a (12) de la Cláusula Cuadragésima, el Consejo de Administración consultará previamente al Comité Ejecutivo. Para este efecto el Comité Ejecutivo estará obligado a hacer llegar su recomendación en un plazo no mayor a diez días naturales contados a partir del requerimiento del Consejo, del Presidente o del Copresidente del Consejo de Administración o del Director General de la Sociedad. En caso de que el Comité Ejecutivo no haga llegar su recomendación en el plazo indicado o bien si los miembros del Comité no llegan a un acuerdo en una sesión debidamente convocada de dicho Comité, entonces el Consejo resolverá sobre cualquier punto, aun sin contar con recomendación alguna del Comité Ejecutivo. No obstante lo anterior, si se determina por la mayoría de los miembros del Consejo de Administración o cualquier órgano de la Sociedad, incluyendo al Director General, de buena fe, que el asunto sujeto a revisión por el Comité Ejecutivo no puede esperar hasta la siguiente sesión, para su revisión y consideración, porque el tiempo sea esencial, entonces ese asunto en particular podrá ser resuelto por el Consejo y/o por cualquier órgano de la Sociedad incluyendo al Director General, sin la recomendación del Comité Ejecutivo.

TRIGÉSIMO CUARTA.- De cada sesión del Consejo se levantará un acta, en la que se consignarán las resoluciones aprobadas, deberá ser asentada en el libro de actas correspondiente y bastará que sea firmada, al menos, por el Presidente y el Secretario de la sesión de que se trate, para todos los efectos a que haya lugar.

De conformidad con lo previsto en el último párrafo del Artículo 143 de la Ley General de Sociedades Mercantiles, el Consejo de Administración podrá válidamente tomar resoluciones sin ser necesario que se reúnan personalmente sus miembros en sesión formal; de igual forma lo podrá hacer el Comité Ejecutivo. Los acuerdos que se tomen fuera de sesión deberán ser aprobados, en todos los casos, por el voto favorable de la totalidad de los miembros propietarios del órgano de que se trate o, en caso de ausencia temporal, definitiva o incapacidad de alguno de ellos, con el voto favorable del miembro suplente que corresponda, de conformidad con las siguientes disposiciones:

I. El Presidente o el Copresidente o uno de cualesquiera de los Vicepresidentes, por su propia iniciativa o a petición de cualesquiera dos miembros propietarios del Consejo de Administración o del Comité Ejecutivo, deberá comunicar a todos los miembros propietarios o, en su caso, suplentes del órgano social de que se trate, en forma verbal o escrita y por el medio que estime conveniente, de los acuerdos que se pretendan tomar fuera de sesión y las razones que los justifiquen. Asimismo, el Presidente o el Copresidente deberá proporcionar a todos ellos, en caso de que lo solicitaren, toda la documentación y aclaraciones que requieran al efecto. El Presidente o el Copresidente o uno de cualesquiera de los Vicepresidentes podrá auxiliarse de uno o más miembros del Consejo o del Comité que él determine, o del Secretario o el Prosecretario, para realizar las comunicaciones referidas.

II. En el caso de que la totalidad de los miembros propietarios del Consejo o del Comité Ejecutivo o, en su caso, los suplentes cuyo voto se requiera, manifestaren verbalmente al Presidente o al Copresidente o a los miembros que los auxilien, su consentimiento con los acuerdos o resoluciones que se les hubieren sometido a consideración, deberán confirmar por escrito su consentimiento a más tardar el segundo día hábil siguiente a la fecha en que lo hubieren manifestado en la forma que se establece en la fracción III siguiente. La confirmación escrita se deberá enviar al Presidente o al Copresidente o al Secretario o al Prosecretario a través del correo, telex, telefax, telegrama o mensajería, o a través de cualquier otro medio que garantice que la misma se reciba dentro de los dos días hábiles siguientes.

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III. Para los efectos de lo previsto en la fracción II anterior, el Presidente o el Copresidente deberá enviar por escrito a cada uno de los miembros del órgano de que se trate, ya sea directamente o a través de las personas que los auxilien, un proyecto formal de acta que contenga los acuerdos o resoluciones que se pretendan adoptar fuera de sesión y cualquier otra documentación que estimen necesaria, con el propósito de que, en su caso, una vez hechas las modificaciones que se requieran, el proyecto de acta de que se trate sea reenviado al Presidente o al Copresidente o al Secretario o al Prosecretario, debidamente firmado de conformidad al calce, por cada uno de los miembros del Consejo o del Comité Ejecutivo, según sea el caso.

IV. Una vez que el Presidente o el Copresidente o el Secretario o el Prosecretario reciban las confirmaciones por escrito de la totalidad de los miembros del órgano de que se trate, procederán de inmediato a asentar el acta aprobada en el libro de actas respectivo, la cual contendrá la totalidad de las resoluciones tomadas, misma que se legalizará con la firma del Presidente y del Secretario. La fecha del acta señalada será aquélla en la cual se obtuvo el consentimiento verbal o escrito de todos los miembros de que se trate, aun cuando en tal momento no se hubieren recibido las confirmaciones por escrito, mismas que una vez recibidas deberán integrarse a un expediente que al efecto deberá llevar la Sociedad.

DE LAS FACULTADES Y PODERES DEL CONSEJO DE ADMINISTRACIÓN

TRIGÉSIMO QUINTA.- El Consejo de Administración, en la primera junta que celebre después de verificarse la Asamblea de Accionistas que hubiere nombrado a sus miembros, o en cualquier otra sesión que celebre, designará de entre sus integrantes un Presidente, y designará, asimismo un Secretario; y podrá designar, si lo estima pertinente, un Copresidente, uno o varios Vicepresidentes, un Tesorero, un Protesorero y un Prosecretario, así como cualesquiera otros funcionarios del Consejo de Administración que este órgano considere necesarios, inclusive de carácter honorífico o vitalicio, en el concepto de que el Presidente y, en su caso, el Copresidente y el o los Vicepresidentes requerirán ser miembros del Consejo de Administración, y de que el Secretario, el Tesorero, el Prosecretario y el Protesorero no formarán parte de dicho órgano social. Los funcionarios del Consejo de Administración desempeñarán las funciones inherentes a sus respectivos cargos. Cualquiera de los funcionarios podrá ser removido de su cargo sin expresión de causa por resolución del Consejo de Administración. Las faltas temporales o definitivas del Presidente podrán ser suplidas por el Copresidente, si lo hubiere, y de no ser así, serán suplidas indistintamente por uno de los Vicepresidentes si lo hubiere; todo lo anterior, sin perjuicio de que en cualquier tiempo el Consejo de Administración podrá nombrar, de entre los Consejeros designados por cuando menos la mayoría de las acciones ordinarias, al Consejero mexicano que habrá de suplir temporalmente o sustituir definitivamente al Presidente. Si habiendo sido nombrado el Copresidente llegara a faltar en forma definitiva, el cargo será ocupado por la persona que en su caso y oportunidad decidiera nombrar el Consejo de Administración. Las faltas temporales o definitivas del Tesorero y del Secretario serán suplidas, respectivamente, por el Protesorero y por el Prosecretario, si los hubiere, o faltando éstos por las personas que el Consejo designe; y el Consejo también podrá constituir comités o comisiones especiales adicionales a los previstos por la Ley del Mercado de Valores y estos estatutos, fijándoles sus facultades y obligaciones, y las remuneraciones que, en su caso, percibirán sus integrantes. Los Consejeros Propietarios y Suplentes, el Presidente y el Copresidente del Consejo de Administración, los Vicepresidentes, el Tesorero, el Secretario, el Prosecretario, y los demás funcionarios de dicho órgano que, en su caso hayan sido designados, no contarán, por el solo hecho de su nombramiento, con la facultad de desahogar la prueba confesional, por lo que están impedidos para absolver posiciones en representación de la Sociedad en todo juicio o procedimiento en el que ésta sea parte. Dicha facultad corresponderá en exclusiva a los apoderados de la Sociedad a quienes en forma expresa se les haya otorgado.

En términos de lo dispuesto por el Artículo 28 de la Ley del Mercado de Valores, el Consejo de Administración deberá ocuparse de los asuntos siguientes:

I. Establecer las estrategias generales para la conducción del negocio de la Sociedad y personas morales que ésta controle.

II. Vigilar la gestión y conducción de la Sociedad y de las personas morales que ésta controle, considerando la relevancia que tengan estas últimas en la situación financiera, administrativa y jurídica de la Sociedad, así como el desempeño de los directivos relevantes.

III. Aprobar, con la previa opinión del Comité que sea competente:

a) Las políticas y lineamientos para el uso o goce de los bienes que integren el patrimonio de la Sociedad y de las personas morales que ésta controle, por parte de personas relacionadas.

b) Las operaciones, cada una en lo individual, con personas relacionadas, que pretenda celebrar la Sociedad o las personas morales que ésta controle.

No requerirán aprobación del Consejo de Administración, las operaciones que a continuación se señalan, siempre que se apeguen a las políticas y lineamientos que al efecto apruebe el Consejo:

1. Las operaciones que en razón de su cuantía carezcan de relevancia para la Sociedad o personas morales que ésta controle.

2. Las operaciones que se realicen entre la Sociedad y las personas morales que ésta controle o en las que tenga una influencia significativa o entre cualquiera de éstas, siempre que:

i) Sean del giro ordinario o habitual del negocio.

ii) Se consideren hechas a precios de mercado o soportadas en valuaciones realizadas por agentes externos especialistas.

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3. Las operaciones que se realicen con empleados, siempre que se lleven a cabo en las mismas condiciones que con cualquier cliente o como resultado de prestaciones laborales de carácter general.

c) Las operaciones que se ejecuten, ya sea simultánea o sucesivamente, que por sus características puedan considerarse como una sola operación y que pretendan llevarse a cabo por la Sociedad o las personas morales que ésta controle, en el lapso de un ejercicio social, cuando sean inusuales o no recurrentes, o bien, su importe represente, con base en cifras correspondientes al cierre del trimestre inmediato anterior en cualquiera de los supuestos siguientes:

1. La adquisición o enajenación de bienes con valor igual o superior al 5% (cinco por ciento) de los activos consolidados de la Sociedad.

2. El otorgamiento de garantías o la asunción de pasivos por un monto total igual o superior al 5% (cinco por ciento) de los activos consolidados de la Sociedad.

Quedan exceptuadas las inversiones en valores de deuda o en instrumentos bancarios, siempre que se realicen conforme a las políticas que al efecto apruebe el propio Consejo.

d) El nombramiento, elección y, en su caso, destitución del Director General de la Sociedad y su retribución integral, así como las políticas para la designación y retribución integral de los demás directivos relevantes.

e) Las políticas para el otorgamiento de mutuos, préstamos o cualquier tipo de créditos o garantías a personas relacionadas.

f) Las dispensas para que un Consejero, directivo relevante o persona con poder de mando, aproveche oportunidades de negocio para sí o en favor de terceros, que correspondan a la Sociedad o a las personas morales que ésta controle o en las que tenga una influencia significativa. Las dispensas por transacciones cuyo importe sea menor al mencionado en el inciso c) de esta Cláusula, podrán delegarse en alguno de los Comités de la Sociedad encargado de las funciones en materia de auditoría o prácticas societarias.

g) Los lineamientos en materia de control interno y auditoría interna de la Sociedad y de las personas morales que ésta controle.

h) Las políticas contables de la Sociedad, ajustándose a los principios de contabilidad reconocidos o expedidos por la Comisión Nacional Bancaria y de Valores mediante disposiciones de carácter general.

i) Los estados financieros de la Sociedad.

j) La contratación de la persona moral que proporcione los servicios de Auditoría Externa y, en su caso, de servicios adicionales o complementarios a los de Auditoría Externa.

Cuando las determinaciones del Consejo de Administración no sean acordes con las opiniones que le proporcione el Comité correspondiente, el citado Comité deberá instruir al Director General revelar tal circunstancia al público inversionista, a través de la bolsa de valores en que coticen las acciones de la Sociedad o los títulos de crédito que las representen, ajustándose a los términos y condiciones que dicha bolsa establezca en su reglamento interior.

IV. Presentar a la Asamblea General de Accionistas que se celebre con motivo del cierre del ejercicio social:

a) Los informes a que se refiere el Artículo 43 de la Ley del Mercado de Valores.

b) El informe que el Director General elabore conforme a lo señalado en el Artículo 44, fracción XI de la citada Ley del Mercado de Valores, acompañado del dictamen del Auditor Externo.

c) La opinión del Consejo de Administración sobre el contenido del informe del Director General a que se refiere el inciso anterior.

d) El informe a que se refiere el Artículo 172, inciso b) de la Ley General de Sociedades Mercantiles en el que se contengan las principales políticas y criterios contables y de información seguidos en la preparación de la información financiera.

e) El informe sobre las operaciones y actividades en las que hubiere intervenido conforme a lo previsto en la Ley del Mercado de Valores.

V. Dar seguimiento a los principales riesgos a los que está expuesta la Sociedad y personas morales que ésta controle, identificados con base en la información presentada por los Comités, el Director General y la persona moral que proporcione los servicios de Auditoría Externa, así como a los sistemas de contabilidad, control interno y auditoría interna, registro, archivo o información, de éstas y aquélla, lo que podrá llevar a cabo por conducto del Comité que ejerza las funciones en materia de auditoría.

VI. Aprobar las políticas de información y comunicación con los accionistas y el mercado, así como con los Consejeros y directivos relevantes, para dar cumplimiento a lo previsto en la Ley del Mercado de Valores.

VII. Determinar las acciones que correspondan a fin de subsanar las irregularidades que sean de su conocimiento e implementar las medidas correctivas correspondientes.

VIII. Otorgar poderes al Director General y establecer los términos y condiciones a los que deberá ajustarse en el ejercicio de las facultades de actos de dominio.

IX. Ordenar al Director General la revelación al público de los eventos relevantes de que tenga conocimiento. Lo anterior, sin perjuicio de la obligación del Director General a que hace referencia el Artículo 44, fracción V de la Ley del Mercado de Valores.

X. Los demás que establezca la Ley del Mercado de Valores o que se prevean en estos estatutos sociales o aquellas que le sean asignadas por la Asamblea General de Accionistas de la Sociedad.

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El Consejo de Administración será responsable de vigilar el cumplimiento de los acuerdos de las Asambleas de Accionistas, lo cual podrá llevar a cabo a través del Comité que ejerza las funciones de auditoría.

TRIGÉSIMO SEXTA.- El Consejo de Administración tendrá las más amplias facultades para la buena administración de los negocios de la Sociedad, y contará con poder general amplísimo para pleitos y cobranzas, para administrar bienes y para ejercer actos de dominio, sin limitación alguna, o sea con todas las facultades generales y las especiales que requieran cláusula especial conforme a la ley, en los términos de los tres primeros párrafos del Artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal, y de sus Artículos correlativos del Código Civil Federal y de los respectivos Códigos Civiles de todos los Estados de la República Mexicana; incluidas las facultades que enumera el Artículo dos mil quinientos ochenta y siete del mismo ordenamiento y de sus Artículos correlativos. De una manera enunciativa y no limitativa, se le fijan de una manera expresa las siguientes facultades:

I.- Representar a la Sociedad ante toda clase de autoridades, sean estas Federales, Estatales o Municipales; representar a la Sociedad ante toda clase de personas físicas o morales, nacionales o extranjeras; representar a la Sociedad ante Juntas de Conciliación y ante Juntas de Conciliación y Arbitraje, sean éstas Federales o Locales, con facultades expresas para todos los efectos previstos en las fracciones II y III del Artículo 692 de la Ley Federal del Trabajo, en concordancia con los Artículos 786 y 876 del mismo ordenamiento normativo; por lo que queda expresamente facultado para absolver y articular posiciones a nombre y en representación de la Sociedad, conciliar, transigir, formular convenios, presentar denuncias y querellas, presentar y desistirse de toda clase de juicios y recursos, aún el de amparo, y representar a la Sociedad ante toda clase de autoridades, ya sean judiciales, administrativas y cualesquiera otras que se aboquen al conocimiento de conflictos laborales; presentar demandas de amparo y, en su caso, desistirse de las mismas; presentar querellas y, en su caso, conceder el perdón; presentar denuncias y constituirse en coadyuvante del Ministerio Público; desistirse; transigir; comprometer en árbitros; absolver y articular posiciones; recusar y recibir pagos.

II. - Otorgar, suscribir, endosar, protestar y avalar toda clase de títulos de crédito.

III. - Designar a los directivos relevantes, funcionarios, empleados, gerentes y apoderados de la Sociedad que el propio Consejo determine, a quienes en su caso, deberá señalar sus deberes, obligaciones y remuneraciones.

IV. - Establecer o clausurar oficinas, sucursales o agencias.

V. - Adquirir acciones, participaciones sociales y valores emitidos por terceros y ejercitar el derecho de voto sobre tales acciones o participaciones sociales de otras empresas.

VI. - Celebrar, modificar, terminar y rescindir contratos.

VII. - Aceptar a nombre de la Sociedad mandatos de personas físicas y morales, mexicanas o extranjeras.

VIII. - Establecer cuentas bancarias y retirar depósitos de las mismas y designar las personas autorizadas para uso de la firma social, para depositar en las referidas cuentas bancarias y retirar depósitos de éstas, con las limitaciones que el Consejo tuviere a bien establecer.

IX.- Constituir garantías reales y personales y afectaciones fiduciarias para garantizar obligaciones de la Sociedad y constituirse en deudor solidario, fiador y, en general, obligado al cumplimiento de obligaciones de terceras personas y establecer las garantías reales y afectaciones fiduciarias para asegurar el cumplimiento de estas obligaciones.

X.- Conferir, substituir y delegar poderes generales y especiales para actos de dominio, que deberán ser otorgados para que sean ejercitados conjuntamente por cuando menos dos personas y conferir, substituir y delegar poderes generales y especiales para actos de administración y para pleitos y cobranzas, que podrán ser ejercitados conjunta o separadamente, según lo determine el propio Consejo, y revocar poderes; siempre que con ello no se substituya totalmente al Consejo en sus funciones; pudiendo el Consejo, a su vez, transmitir total o parcialmente a los terceros a quienes les otorgue poderes, las facultades para conferir, substituir y delegar poderes contenidas en el presente inciso, bajo la forma y términos que considere convenientes, siempre que con ello tampoco se sustituya totalmente al Consejo en sus funciones.

XI.- Conferir facultades para otorgar, suscribir, endosar y avalar toda clase de títulos de crédito, en el entendido de que la facultad para avalar títulos de crédito, deberá ser siempre conferida para que sea ejercitada conjuntamente por cuando menos dos personas.

XII. - Convocar a Asambleas de Accionistas.

XIII. - Celebrar cualesquiera actos jurídicos y adoptar cualesquiera determinaciones que sean necesarias o convenientes para lograr los objetos sociales.

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DEL PRESIDENTE, DEL COPRESIDENTE Y DE LOS VICEPRESIDENTES

TRIGÉSIMO SÉPTIMA.- El Presidente del Consejo de Administración deberá ser nombrado de entre los Consejeros mexicanos designados por cuando menos la mayoría de las acciones ordinarias, tendrá las facultades que le confiera el Consejo de Administración o la Asamblea de Accionistas de la Sociedad, los presentes estatutos y la Ley, y en forma enunciativa pero no limitativa, presidirá las Asambleas de Accionistas y las sesiones del Consejo de Administración, será el representante del propio Consejo, y firmará, en unión de al menos el Secretario, las actas de las Asambleas y de las sesiones del Consejo que presida. El Presidente del Consejo tendrá voto de calidad en caso de empate. El Copresidente deberá ser nombrado de entre los Consejeros mexicanos designados por cuando menos la mayoría de las acciones ordinarias, y tendrá las mismas facultades del Presidente, con excepción de aquellas facultades que el Consejo de Administración o la Asamblea de Accionistas de la Sociedad, los presentes estatutos o la Ley, reserven para el Presidente; y también suplirá las faltas temporales o definitivas del Presidente del Consejo de Administración en el orden y bajo los términos establecidos en la Cláusula Trigésimo Quinta de los presentes estatutos sociales. El o los Vicepresidentes deberán ser nombrados de entre los Consejeros mexicanos designados por cuando menos la mayoría de las acciones ordinarias. En caso de ausencia temporal o definitiva del Presidente del Consejo de Administración, y si no hubiera sido designado el Copresidente, las funciones del primero de ellos, serán desempeñadas, con las mismas facultades, indistintamente por uno de los Vicepresidentes, en el orden y bajo los términos que se establecen en los presentes estatutos.

DEL SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN Y

DEL TESORERO

TRIGÉSIMO OCTAVA.- El Secretario tendrá las facultades que le confiera el Consejo de Administración o la Asamblea de Accionistas de la Sociedad, los presentes estatutos y la Ley, y en forma enunciativa pero no limitativa, vigilará que se lleven los libros de actas, en uno de los cuales se asentarán todas las actas de las Asambleas de Accionistas y en otro todas las actas del Consejo de Administración, y firmará, en unión de al menos el Presidente, las actas correspondientes a las Asambleas de Accionistas y sesiones del Consejo en las que haya fungido como Secretario. En caso de ausencia hará sus veces el Prosecretario, si lo hubiere, y en ausencia de éste la persona que el Presidente en funciones designe.

El Tesorero tendrá las atribuciones que el Consejo de Administración le asigne, pudiendo substituirlo en caso de ausencia el Protesorero y faltando éste, la persona que el Consejo designe.

DEL DIRECTOR GENERAL

TRIGÉSIMO NOVENA.- Las funciones de gestión, conducción y ejecución de los negocios de la Sociedad y de las personas morales que ésta controle, serán responsabilidad del Director General, en términos de lo establecido en el Artículo 44 de la Ley del Mercado de Valores, sujetándose para ello a las estrategias, políticas y lineamientos aprobados por el Consejo de Administración.

El Consejo de Administración otorgará al Director General los poderes que sean necesarios o convenientes para el cumplimiento de sus funciones y, establecerá los términos y condiciones a los que deberá ajustarse.

El Director General, sin perjuicio de lo señalado con anterioridad, deberá:

I. Someter a la aprobación del Consejo de Administración las estrategias de negocio de la Sociedad y personas morales que ésta controle, con base en la información que estas últimas le proporcionen.

II. Dar cumplimiento a los acuerdos de las Asambleas de Accionistas y del Consejo de Administración, conforme a las instrucciones que, en su caso, dicte la propia Asamblea o el referido Consejo.

III. Proponer al Comité que desempeñe las funciones en materia de auditoría, los lineamientos del sistema de control interno y auditoría interna de la Sociedad y personas morales que ésta controle, así como ejecutar los lineamientos que al efecto apruebe el Consejo de Administración de la referida Sociedad.

IV. Suscribir la información relevante de la Sociedad, junto con los directivos relevantes encargados de su preparación, en el área de su competencia.

V. Difundir la información relevante y eventos que deban ser revelados al público, ajustándose a lo previsto en la Ley del Mercado de Valores.

VI. Dar cumplimiento a las disposiciones relativas a la celebración de operaciones de adquisición y colocación de acciones propias de la Sociedad.

VII. Ejercer, por sí o a través de delegado facultado, en el ámbito de su competencia o por instrucción del Consejo de Administración, las acciones correctivas y de responsabilidad que resulten procedentes.

VIII. Verificar que se realicen, en su caso, las aportaciones de capital hechas por los socios.

IX. Dar cumplimiento a los requisitos legales y estatutarios establecidos con respecto a los dividendos que se paguen a los Accionistas.

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X. Asegurar que se mantengan los sistemas de contabilidad, registro, archivo o información de la Sociedad.

XI. Elaborar y presentar al Consejo de Administración el informe a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, con excepción de lo previsto en el inciso b) de dicho precepto.

XII. Establecer mecanismos y controles internos que permitan verificar que los actos y operaciones de la Sociedad y personas morales que ésta controle, se hayan apegado a la normativa aplicable, así como dar seguimiento a los resultados de esos mecanismos y controles internos y tomar las medidas que resulten necesarias en su caso.

XIII. Ejercer las acciones de responsabilidad a que se refiere la Ley del Mercado de Valores, en contra de personas relacionadas o terceros que presumiblemente hubieren ocasionado un daño a la Sociedad o a las personas morales que ésta controle o en las que tenga una influencia significativa, salvo que por determinación del Consejo de Administración de la Sociedad y previa opinión del Comité encargado de las funciones de Auditoría, el daño causado no sea relevante.

XIV. Ejercer las demás funciones que la Ley del Mercado de Valores establezca, o que se prevean en los presentes estatutos sociales o le sean encomendadas por la Asamblea de Accionistas o el Consejo de Administración de la Sociedad acordes con las funciones que dicho ordenamiento legal le asigna.

DEL COMITÉ EJECUTIVO

CUADRAGÉSIMA.- La Asamblea de Accionistas, por el voto favorable de la mayoría de las acciones ordinarias representativas del capital social, nombrará de entre los miembros del Consejo de Administración a un Comité Ejecutivo que estará integrado por el número de miembros propietarios y, en su caso, los suplentes que determine la Asamblea. La mayoría de los miembros del Comité Ejecutivo deberán ser de nacionalidad mexicana y designados por accionistas mexicanos por el voto favorable de la mayoría de las acciones ordinarias representativas del capital social.

El Comité Ejecutivo es un órgano delegado del Consejo de Administración y tendrá las facultades que se establecen en la Cláusula Trigésimo Sexta de estos estatutos, excepto la referida en el párrafo XII de dicha Cláusula, en el concepto de que las facultades conferidas al Comité Ejecutivo no comprenderán las reservadas privativamente por la Ley o los estatutos a otro órgano de la Sociedad. El Comité Ejecutivo no podrá delegar la totalidad de sus facultades en uno o más apoderados o delegados. Sujeto a lo previsto en estos estatutos, específicamente el Comité Ejecutivo deberá examinar inicialmente y aprobar o, en su caso, proponer al Consejo de Administración, para la aprobación de éste, recomendaciones acerca de los siguientes asuntos:

1. Cualquier reforma, cambio u otra modificación o reforma integral a estos estatutos sociales;

2. La emisión, autorización, cancelación, alteración, modificación, reclasificación, amortización o cualquier cambio en, a, o respecto de cualquier valor que represente el capital social de la Sociedad o cualquiera de sus Subsidiarias;

3. La venta u otra disposición (salvo inventarios, activos obsoletos o transferencias en el curso ordinario de negocios de la Sociedad, o de cualquiera otra subsidiaria) de, o el imponer un gravamen (salvo gravámenes derivados de ley) en, cualquier activo de la Sociedad o sus subsidiarias con valor en exceso del equivalente en moneda nacional de $300 (trescientos) millones de Dólares Moneda de Curso legal en los Estados Unidos de América;

4. Comenzar una nueva línea de negocios, o la compra de un interés en, otra persona o entidad por la Sociedad, o sus Subsidiarias por o en un monto en exceso del equivalente en moneda nacional de $100 (cien) millones de Dólares Moneda de Curso legal en los Estados Unidos de América;

5. Discusión del presupuesto anual de gastos de capital;

6. Revisión y consideración de cualquier transacción relacionada con deuda neta adicional, prestamos o empréstitos de la Sociedad o sus Subsidiarias, nuevos, en exceso del equivalente en moneda nacional de $300 (trescientos) millones de Dólares Moneda de Curso legal en los Estados Unidos de América, o una nueva facilidad de crédito revolvente de la Sociedad o cualquiera de sus Subsidiarias permitiendo un monto agregado de préstamos en una sola ocasión en exceso del equivalente en moneda nacional de $300 (trescientos) millones de Dólares Moneda de Curso legal en los Estados Unidos de América;

7. Discusión del plan de negocios o presupuesto anual;

8. Revisión y consideración del Director General de la Sociedad;

9. Fusión, consolidación u otra transacción similar que afecte a la Sociedad o sus Subsidiarias;

10. Celebrar contratos o transacciones, en o para beneficio directo de algún accionista de la Serie “AA” o de sus afiliadas, sin que dicha transacción esté contemplada dentro de las políticas adoptadas por el Comité Ejecutivo;

11. Discusión de la política de dividendos de la Sociedad; y

12. La cesión de nombres comerciales y marcas importantes o el crédito mercantil asociado a ellas.

Los asuntos anteriores, podrán ser resueltos indistintamente por el Consejo de Administración o por el Comité Ejecutivo.

El Comité Ejecutivo funcionará válidamente siempre que concurran la mayoría de los miembros que lo integren y siempre que la mayoría de los miembros designados por accionistas mexicanos estén presentes, y sus resoluciones serán válidas si se adoptan por mayoría de votos de los asistentes. Los miembros del Comité Ejecutivo llevarán a cabo sus mejores esfuerzos para llegar a posiciones comunes en los temas que se les presenten.

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En caso de empate, el Presidente del Comité tendrá voto de calidad.

El Comité Ejecutivo, se reunirá con la frecuencia que sea necesaria a fin de estar involucrado permanentemente en los asuntos de su competencia. En todo caso, el Comité se reunirá cuando se considere necesario. Deberá de convocarse a sus miembros con al menos 5 (cinco) días naturales de anticipación, (a través de telefax y mensajería), en el entendido de que un plazo más corto podrá utilizarse o podrá omitirse el requisito si todos los miembros del Comité Ejecutivo lo aprueban. La convocatoria deberá contener, entre otros aspectos, un orden del día identificando con detalle razonable todas las materias a ser discutidas en la sesión y será acompañada de copias de los papeles relevantes a ser discutidos en la sesión. En caso de que se convoque a la reunión del Comité y se discuta un asunto no contenido en la convocatoria o respecto al cual no se hubieren entregado a los miembros del Comité los papeles relevantes a ser discutidos, y no se llegue a una resolución por unanimidad, entonces, el desahogo del asunto se diferirá hasta la siguiente sesión regular del Comité, o hasta que se resuelva por unanimidad o se subsanen los requisitos indicados.

No obstante lo anterior, si se determina por la mayoría de los miembros del Comité Ejecutivo de buena fe que el asunto sujeto a revisión por el Comité Ejecutivo no puede esperar hasta la siguiente sesión regular del Comité Ejecutivo, para su revisión y consideración, porque el tiempo sea esencial, entonces ese asunto en particular podrá ser resuelto por mayoría simple de presentes y deberá de ser discutido con todos los miembros del Comité antes de que se tome una resolución y la perspectiva de cada miembro del Comité se reflejará en el acta de la siguiente sesión regular del Comité.

El Comité Ejecutivo formulará su propio reglamento de trabajo, en base a estos estatutos, el cual deberá ser sometido para su aprobación al Consejo de Administración.

El Comité Ejecutivo informará al Consejo de Administración, en las sesiones que éste celebre, sobre el ejercicio que hubiere hecho de sus facultades.

DE LA VIGILANCIA DE LA SOCIEDAD Y DEL O DE LOS COMITÉS

CON FUNCIONES DE PRÁCTICAS SOCIETARIAS Y AUDITORIA

CUADRAGÉSIMO PRIMERA.- La vigilancia de la gestión, conducción y ejecución de los negocios de la Sociedad y de las personas morales que controle, considerando la relevancia que tengan estas últimas en la situación financiera, administrativa y jurídica de la primera, estará a cargo del Consejo de Administración a través del o los Comités que constituya para que lleven a cabo las actividades en materia de prácticas societarias y de auditoría, así como por conducto de la persona moral que realice la Auditoría Externa de la Sociedad, cada uno en el ámbito de sus respectivas competencias, según lo señalado en la Ley del Mercado de Valores.

En términos de lo dispuesto por el Artículo 41 de la Ley del Mercado de Valores, la Sociedad no estará sujeta a lo previsto en el Artículo 91, fracción V de la Ley General de Sociedades Mercantiles, ni le serán aplicables los Artículos 164 a 171, 172, último párrafo, 173 y 176 de esta última Ley, por lo que, de un modo general, la Sociedad no contará con uno o varios Comisarios, ni se le aplicarán las disposiciones legales relativas a su nombramiento ni al desempeño de sus funciones.

CUADRAGÉSIMO SEGUNDA.- El Consejo de Administración, para el desempeño de las funciones que le asigna la Ley del Mercado de Valores, contará con el auxilio de uno o más Comités que establezca para tal efecto. El o los Comités que desarrollen las actividades en materia de prácticas societarias y de auditoría a que se refiere la Ley del Mercado de Valores, se integrarán exclusivamente con Consejeros Independientes y por un mínimo de tres miembros designados por el propio Consejo, a propuesta del Presidente de dicho órgano social, siendo aplicable en cuanto a su integración lo dispuesto por el Artículo 25 de la Ley del Mercado de Valores.

Cuando por cualquier causa faltare el número mínimo de miembros del comité que desempeñe las funciones en materia de auditoría y el Consejo de Administración no haya designado consejeros provisionales conforme a lo establecido en el Artículo 24 de la Ley del Mercado de Valores, cualquier accionista podrá solicitar al Presidente del citado Consejo que convoque, en el término de tres días naturales, a Asamblea General de Accionistas para que ésta haga la designación correspondiente. Si no se hiciera la convocatoria en el plazo señalado, cualquier accionista podrá ocurrir a la autoridad judicial del domicilio de la Sociedad, para que ésta haga la convocatoria. En el caso de que no se reuniera la asamblea o de que reunida no se hiciera la designación, la autoridad judicial del domicilio de la Sociedad, a solicitud y propuesta de cualquier accionista, nombrará a los consejeros que correspondan, quienes funcionarán hasta que la Asamblea General de Accionistas haga el nombramiento definitivo.

El Consejo de Administración, en el desempeño de sus actividades de vigilancia, se auxiliará del o de los Comités encargados del desarrollo de las actividades en materia de prácticas societarias y en materia de auditoría que prevé el Artículo 42 de la Ley del Mercado de Valores. El o los Comités mencionados también podrán ejercer las demás

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actividades en dichas materias que la citada Ley establezca o se prevean en estos estatutos o que el Consejo de Administración le o les encomiende, acordes con las funciones que dicho ordenamiento legal le o les asigna. El Consejo de Administración podrá asignar, en su caso, funciones adicionales en otras materias a los Comités a que se refiere la presente Cláusula.

Los presidentes de los Comités que ejerzan las funciones en materia de prácticas societarias y de auditoría, serán designados y/o removidos de su cargo exclusivamente por la Asamblea General de Accionistas. Dichos presidentes no podrán presidir el Consejo de Administración y deberán ser seleccionados por su experiencia, por su reconocida capacidad y por su prestigio profesional. Asimismo, deberán elaborar un informe anual sobre las actividades que correspondan a dichos órganos y presentarlo al Consejo de Administración; todo ello conforme a lo dispuesto por el Artículo 43 de la Ley del Mercado de Valores.

Para la elaboración de los informes antes referidos, así como de las opiniones señaladas en el Artículo 42 de la Ley del Mercado de Valores, los Comités con funciones de prácticas societarias y de auditoría deberán escuchar a los directivos relevantes y, en caso de existir diferencia de opinión con estos últimos, incorporarán tales diferencias en los citados informes y opiniones.

Los Comités con funciones de prácticas societarias y de auditoría podrán reunirse cuando lo consideren conveniente, pudiendo ser convocados por su Presidente, el Secretario o el Prosecretario de la Sociedad.

Para la celebración de las sesiones ordinarias y extraordinarias de los Comités referidos se deberá contar con la asistencia de la mayoría de sus miembros y las decisiones se adoptarán por el voto favorable de la mayoría de los miembros presentes.

DE LOS EJERCICIOS SOCIALES Y DE LA DOCUMENTACIÓN ANUAL

A LA ASAMBLEA DE ACCIONISTAS

CUADRAGÉSIMO TERCERA.- Los ejercicios sociales serán de doce meses y comprenderán del primero de enero al treinta y uno de diciembre de cada año.

CUADRAGÉSIMO CUARTA.- En términos de lo dispuesto por la fracción IV del Artículo 28 de la Ley del Mercado de Valores, el Consejo de Administración presentará a la Asamblea General de Accionistas que se celebre con motivo del cierre de cada ejercicio social:

a) Los informes del o de los presidentes del o de los Comités con funciones en materia de prácticas societarias y de auditoría, a que se refiere el Artículo 43 de la Ley del Mercado de Valores.

b) El informe que el Director General elabore conforme a lo señalado en el Artículo 44, fracción XI de la Ley del Mercado de Valores, acompañado del dictamen del Auditor Externo.

c) La opinión del Consejo de Administración sobre el contenido del informe del Director General a que se refiere el inciso anterior.

d) El informe del propio Consejo a que se refiere el Artículo 172, inciso b) de la Ley General de Sociedades Mercantiles en el que se contengan las principales políticas y criterios contables y de información seguidos en la preparación de la información financiera.

e) El informe sobre las operaciones y actividades en las que hubiere intervenido el Consejo de Administración conforme a lo previsto en la Ley del Mercado de Valores.

FONDO DE RESERVA Y MANERA DE DISTRIBUIR

LAS UTILIDADES Y PÉRDIDAS

CUADRAGÉSIMO QUINTA.- Las utilidades netas que, en su caso, arrojen los estados financieros, después de ser aprobados por la Asamblea Anual Ordinaria de Accionistas, se distribuirán en la siguiente forma:

a) Se separará en primer término un 5% (cinco por ciento) para la constitución o reconstitución del fondo legal de reserva, hasta que represente una cantidad igual a la quinta parte del capital social.

b) Luego se separará la cantidad que, en su caso, acuerde la Asamblea General para constituir los fondos extraordinarios, especiales o adicionales que se estimen convenientes.

c) Se separarán las cantidades que la Asamblea acuerde aplicar para crear o incrementar reservas generales o especiales.

d) El remanente de las utilidades podrá ser distribuido como dividendo entre los accionistas, en proporción a sus respectivos pagos de las acciones de que sean titulares, de aquéllas en que se divida el capital social.

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Los pagos de dividendos se harán contra los cupones respectivos, a no ser que la Asamblea acuerde otra forma de comprobación. Los dividendos no cobrados en cinco años contados a partir de la fecha que se fije para su pago prescribirán en favor de la Sociedad.

Si hubiere pérdidas, éstas serán soportadas por los accionistas en proporción al respectivo número de sus acciones, pero limitada siempre la obligación de los accionistas al pago del importe de sus suscripciones, sin que pueda exigírseles ningún pago adicional.

DE LAS CAUSAS DE LA DISOLUCIÓN

CUADRAGÉSIMO SEXTA.- La Sociedad se disolverá:

I. Por expiración del término fijado en esta escritura.

II. Por imposibilidad de seguir realizando el objeto principal de la sociedad.

III. Por acuerdo de los socios tomado de conformidad con el contrato social y con la ley.

IV. Porque el número de accionistas llegue a ser inferior a dos, mínimo que exige la ley.

V. Por pérdidas de las dos terceras partes del capital social.

DE LAS BASES PARA LA LIQUIDACIÓN,

DE LOS SOCIOS FUNDADORES Y DISPOSICIONES GENERALES

CUADRAGÉSIMO SÉPTIMA.- Acordada la disolución, se pondrá en liquidación la sociedad y la Asamblea General Extraordinaria de Accionistas designará por mayoría de votos de las acciones comunes uno o varios liquidadores, que serán los representantes de la sociedad y tendrán las facultades y obligaciones señaladas en el Artículo doscientos cuarenta y dos de la Ley General de Sociedades Mercantiles, debiendo proceder en su oportunidad a la distribución del remanente entre los accionistas, de acuerdo con lo previsto en los Artículos doscientos cuarenta y siete y doscientos cuarenta y ocho de la propia ley.

CUADRAGÉSIMO OCTAVA.- Los socios fundadores no se reservan ningún derecho.

CUADRAGÉSIMO NOVENA.- Mientras que las acciones de la Sociedad se encuentren inscritas en el Registro Nacional de Valores estará sujeta a las disposiciones especiales que se contienen en la Ley del Mercado de Valores y, en lo no previsto por ésta, a lo señalado en la Ley General de Sociedades Mercantiles.”

QUINCUAGÉSIMA.- Cualquier controversia que se motive por la celebración, interpretación y cumplimiento de este contrato, en que sea parte la sociedad, se someterá a los tribunales federales de los Estados Unidos Mexicanos.

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